Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Media release

Rio Tinto results for the year ended 31 December 2012

14 February 2013

Rio Tinto chief executive Sam Walsh said “Today I am setting out how we can build on our strengths and improve this great company. Under my leadership, Rio Tinto will have an unrelenting focus on pursuing greater value for shareholders. To do this we need to run the business as owners not managers and my immediate priority is to build more focus, discipline and accountability throughout the organisation. Demonstrating this commitment, we will deliver our capital reduction and cost savings targets and improve performance across our business.”

•	Reinforcing capital allocation discipline
	–	Pursuing greater value for shareholders by investing capital only in assets that, after prudent assessment, offer attractive returns that are well above our cost of capital.
	–	Balancing the use of capital between returns to shareholders and capital expenditure, while aiming to maintain a strong balance sheet with a single A credit rating.

•	Improving performance at existing businesses
	–	Targeting cumulative cash cost savings of more than $5 billion by the end of 2014, equivalent to an annual run rate of $3 billion by 2014, assuming stable market and operating conditions.
	–	Reducing capital expenditure on approved and sustaining projects to approximately $13 billion in 2013.
	–	Lowering exploration and evaluation spending by $750 million (pre-tax) in 2013 compared with 2012.

•	Delivering approved growth projects with two significant milestones in 2013:
	–	Phase one Pilbara iron ore expansion to 290 Mt/a has been accelerated and is now scheduled for completion during the third quarter of 2013. Phase two expansion to 360 Mt/a to be operational by the first half of 2015.
	–	Oyu Tolgoi copper-gold mine now being commissioned with first commercial production scheduled by the end of June 2013. Discussions with the Government of Mongolia regarding the continuing implementation of the Investment Agreement are ongoing.

2012 financial results
2012 underlying financial results reflect record iron ore production and shipments and a second half recovery in copper volumes. This was in the context of lower average market prices in 2012 which reduced underlying earnings by $5.3 billion compared with 2011:
	–	Underlying earnings[1] of $9.3 billion.
	–	Net loss of $3.0 billion after impairments of $14.4 billion, primarily relating to aluminium businesses as well as coal assets in Mozambique.
	–	15 per cent increase in full year dividend to 167 cents per share.

Twelve months to 31 December
(All amounts are US$ millions unless otherwise stated)	2012	2011	Change
Underlying earnings[1]	9,303	15,549	-40%
Net (loss) / earnings[1]	(2,990)	5,826	-151%
Cash flows from operations	16,450	27,388	- 40%
Capital expenditure	17,418	12,298	+42%
Underlying earnings per share – US cents	503.1	808.5	-38%
Basic (loss)/earnings per share from continuing operations – US
cents	(161.3)	303.5	-153%
Ordinary dividends per share – US cents	167.0	145.0	+15%
The financial results are prepared in accordance with IFRS and are unaudited. [1]Underlying earnings is the key financial performance indicator which management uses internally to assess performance. It is presented here to provide greater understanding of the underlying business performance of the Group’s operations attributable to the owners of Rio Tinto. Net earnings and underlying earnings relate to profit attributable to owners of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 12.

Continues	Page 2 of 47

Chairman’s comments

Chairman Jan du Plessis said “Our business performed well in 2012, generating strong cash flows and underlying earnings of $9.3 billion. However, we are deeply disappointed by the $14.4 billion write-downs that we have taken in 2012, primarily in our aluminium and energy businesses, which led to the Group recording a net loss of $3.0 billion. Sam Walsh is ideally placed to focus on how we address the challenges and opportunities in the business. He has hit the ground running, and is already making a difference. Sam and the board are completely aligned on the need to pursue greater value for shareholders and we will be working together to achieve this.

“The quality of our assets combined with our positive long term outlook gives us confidence in the sustainable cash-generating abilities of our business. Today’s increase of 15 per cent in our full year dividend reflects that confidence.”

Chief executive’s comments

Chief executive Sam Walsh said “Our long-held strategy of investing in and operating large, long-life, low-cost mines and businesses in the most favourable industry sectors is the right strategy to maximise returns for shareholders in a volatile economic environment.

“I intend to strengthen the existing management systems, bringing greater rigour to internal challenge and debate, greater clarity and accountability to decision making, and clearer line of sight to the critical business issues that exist across the organisation. We are reinforcing our capital allocation processes, and will only invest in assets that, after prudent assessment, offer attractive returns that are well above our cost of capital, and which offer a superior return when compared to returning cash to shareholders. We are also targeting significant cash proceeds from divestments of non-core businesses in 2013.

“In 2012 we generated strong margins in copper, iron ore and minerals, reflecting our industry-leading positions in each sector. But our aluminium and energy businesses faced a deterioration in market conditions coupled with rising costs which we are addressing through our cost saving and value enhancement programmes.

“Looking ahead, we see the positive momentum in the fourth quarter of last year being sustained into 2013 with Chinese GDP growth returning to above 8 per cent in 2013. We expect market uncertainty and price volatility to persist as long as the structural issues in Europe and the United States remain unresolved.

“Throughout 2013 and 2014 we will seek to enhance margins at our existing businesses by unlocking substantial productivity improvements, aggressively reducing costs and better managing our sustaining capital. We are targeting cumulative cash cost savings of more than $5 billion to be achieved over the next two years, equivalent to an annual run rate of $3 billion by 2014, assuming stable market and operating conditions, with significant additional cash savings in sustaining capital expenditure and exploration and evaluation spend.

“We are optimising our future capital allocation by prioritising and investing in only the highest returning projects. Our major capital projects in copper and iron ore continue in line with expectations and are poised to deliver additional volumes this year.

“This pursuit of greater value for our shareholders is a serious commitment that will inform all of the decisions and actions taken across the organisation. These are the right steps to take, and I believe they will help build a stronger, better company.”

Continues	Page 3 of 47

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

	2012	2011
Twelve months ended 31 December	US$m	US$m
Underlying earnings	9,303	15,549

Items excluded from underlying earnings
Impairment charges net of reversals	(14,360)	(9,290)
Gains and losses on consolidation and disposal of interests in
businesses	827	167
Exchange differences and gains/(losses) on derivatives	553	(57)
Recognition of deferred tax asset following introduction of MRRT	1,130	-
Other	(443)	(543)

Net (loss)/earnings	(2,990)	5,826

Commentary on the Group financial results
The principal factors explaining the movements in underlying and net earnings are set out in the table below.

			Net
		Underlying	earnings/
		earnings	(loss)
		US$m	US$m
2011		15,549	5,826
Prices	(5,315)
Exchange rates	154
Volume increases	634
Volume declines	(943)
General inflation and energy	(270)
Other cash costs	(304)
Exploration and evaluation costs (including disposals	80
of undeveloped properties)
Non cash/interest/tax/other	(282)

Total changes in underlying earnings		(6,246)	(6,246)
Increase in impairment charges			(5,070)
Movement in gains and losses on consolidation and			660
disposal of interests in businesses
Movement in exchange differences and gains on derivatives			610
Recognition of deferred tax asset following introduction of MRRT			1,130
Other movements			100
2012		9,303	(2,990)

Continues	Page 4 of 47

Prices
The effect of price movements on all major commodities in 2012 was to decrease underlying earnings by $5,315 million compared with 2011. Average prices declined from record highs experienced in 2011 for nearly all of Rio Tinto’s major commodities, with the exception of gold which was up six per cent on 2011 and minerals (mainly borates and titanium dioxide feedstocks).

The average Platts price for 62 per cent Pilbara fines declined by 24 per cent compared with 2011. Copper prices were down ten per cent, aluminium prices averaged 16 per cent lower and molybdenum was 17 per cent lower.

Exchange rates
Compared with 2011, on average, the US dollar depreciated by one per cent against the Australian dollar but strengthened by one per cent against the Canadian dollar, by seven per cent against the Euro and by 14 per cent against the South African Rand. The effect of all currency movements was to increase underlying earnings relative to 2011 by $154 million.

Volumes
Volume increases enhanced earnings by $634 million compared with 2011. These were achieved primarily in Iron Ore, where sales volumes rose three per cent due to increased capacity at the Pilbara ports, and at Escondida in line with higher ore grades. Volume declines lowered earnings by $943 million compared with 2011, reflecting lower mill throughput and gold grades at Kennecott Utah Copper and no metal share from Grasberg.

Inflation, energy and other cash costs
Industry-wide cost pressures continued during 2012, in particular at some of the mining hotspots where Rio Tinto has significant operations, such as New South Wales, Queensland and the Pilbara region of Western Australia. Rio Tinto has a clear focus on cost control and is targeting more than $5 billion of cumulative cash cost savings over the next two years.

Higher energy costs across the Group lowered underlying earnings by $23 million compared with 2011. In 2012, many operations were impacted by higher fuel, diesel and power rates.

Higher other cash costs during 2012 decreased underlying earnings by $304 million compared with 2011 due to a combination of fixed production cost inefficiencies associated with lower volumes due to grade, higher maintenance costs and costs associated with operational readiness for the Pilbara expansion of iron ore production.

Exploration and evaluation
In 2012, evaluation work progressed at many of the Group’s projects including the Resolution and La Granja copper projects and the Simandou iron ore project. Development costs relating to Simandou have been capitalised from 1 April 2012. During 2012, Rio Tinto divested various exploration properties, including interests in Extract Resources and Kalahari Minerals, resulting in net gains on disposal of $342 million for the Group. The impact from movements in exploration and evaluation expenditure net of gains realised from divestments was to increase underlying earnings by $80 million compared with 2011.

Interest and tax
The group interest charge was $124 million lower than in 2011, mainly reflecting an increase in capitalised interest.

The effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 30 per cent, unchanged from 2011.

Continues	Page 5 of 47

Items excluded from underlying earnings
An impairment charge of $16,410 million pre-tax, $14,360 million post-tax was recognised in 2012, of which $12,397 million pre-tax, $11,000 million post-tax related to the Group’s aluminium businesses (including Pacific Aluminium). The valuation of Rio Tinto's aluminium businesses for impairment testing is based on the Group’s assessment of fair value less costs to sell (‘FVLCS’). During 2012, aluminium prices deteriorated further with strong Australian and Canadian currencies, high energy and raw material costs, and high volumes of LME inventory continuing to exert pressure on current market values in the industry. As in 2011, given the prevailing conditions in the aluminium market, FVLCS does not include the full value of the Group’s planned improvements in cash margins from its value enhancement programmes.

An impairment charge of $2,860 million post-tax was also recognised relating to Rio Tinto Coal Mozambique (‘RTCM’). The development of infrastructure in Mozambique to support the undeveloped coal asset is more challenging than initially anticipated which, combined with a downward revision to estimates of recoverable coking coal volumes, have led to a reassessment of the overall scale and ramp up schedule of RTCM and consequently to the assessment of its FVLCS.

In addition, there were net impairments of $460 million relating to the Group’s Argyle diamond mine and $40 million in other net impairments. An impairment review of Argyle was triggered by the announcement during the year of the Diamonds strategic review as well as changes to the forecast ramp-up date for the underground mine.

Movements in gains and losses on consolidation and disposal of interests in businesses relate primarily to a gain of $965 million arising on consolidation of Richards Bay Minerals and a $167 million loss on consolidation of Turquoise Hill Resources.

A deferred tax asset of $1,043 million was recognised in the first half of 2012 following the introduction of the Minerals Resource Rent Tax (MRRT) on 1 July 2012. At 31 December 2012, this amount was $1,130 million. This legislation, which applies to companies with iron ore and coal operations in Australia, allows a deduction against future MRRT liability based on the market value of past investments in these mining assets as at 1 May 2010. Accordingly, a deferred tax asset has been recognised to reflect the deductibility for MRRT purposes of the market value of these mining assets to the extent recovery is probable.

In 2011, an after tax impairment charge of $9,290 million was recognised, of which $8,855 million related to the Group’s aluminium businesses. Profits on disposals of businesses in 2011 related principally to the sale of the Group’s talc business and of its Colowyo coal mine in the United States.

Cash flow
Cash flows from operations, including dividends from equity accounted units, were $16.5 billion, 40 per cent lower than 2011, primarily as a consequence of lower prices.

Purchase of property, plant and equipment and intangible assets rose to $17.4 billion, an increase of $5.1 billion from 2011. This included the continued expansion of the Pilbara iron ore mines and infrastructure to 290 Mt/a in Western Australia, the construction of the Oyu Tolgoi copper-gold mine and concentrator in Mongolia, the modernisation of the Kitimat aluminium smelter in British Columbia, the extension and expansion of the Kestrel coking coal mine in Queensland and the continued underground development of the Argyle diamond mine in Western Australia.

Capital expenditure was higher than previous guidance due to the financial accounting reclassification of a number of items at Oyu Tolgoi from operating to capital expenditure. This had no impact on the overall project cost, which remains on target at $6.2 billion. In addition, some spend in the Pilbara was accelerated, which has enabled the acceleration of first production from the expansion to the third quarter of this year, without any increase to the overall project spend.

Continues	Page 6 of 47

During 2012, the Group doubled its holding in Richards Bay Minerals to 74 per cent through the acquisition of BHP Billiton’s entire interests for $1.7 billion.

The Group received $1.35 billion following completion of the agreement with Chalco to develop and operate the Simandou iron ore project in Guinea and $0.9 billion from the Turquoise Hill Resources rights offering. These amounts have been recognised as proceeds from issue of shares to non-controlling interests.

Cash returns to shareholders totalled $4.5 billion in 2012, comprising $1.5 billion in share buy-backs with the completion of the Group’s $7 billion share buy-back programme in March 2012, and dividends of $3.0 billion. Dividend payments were $0.8 billion higher than in 2011, reflecting the 34 per cent increase in the 2011 total dividend.

Statement of financial position
Net debt (defined on page 37) increased from $8.5 billion at 31 December 2011 to $19.3 billion at 31 December 2012 as operating cash inflows were offset by outflows relating to capital expenditure, acquisitions, the increase in the dividend and the share buy-back programme. Net debt to total capital was 25 per cent at 31 December 2012 (2011: 12 per cent) and interest cover was 13 times (2011: 27 times). Rio Tinto aims to maintain its single A credit rating.

Total borrowings at 31 December 2012 were $26.3 billion. The weighted average maturity of total borrowings was around 9 years with the maximum nominal amount maturing in any one calendar year currently $2.7 billion. At 31 December 2012, approximately two thirds of Rio Tinto’s adjusted total borrowings were at fixed interest rates. In 2012, Rio Tinto issued $7.9 billion of fixed rate bonds in US dollars, Euros and Sterling, with maturities ranging from 3 to 30 years, a weighted average USD fixed rate equivalent coupon of approximately 3.6 per cent and a weighted average maturity of around 12 years. Cash and cash equivalents at 31 December 2012 were $7.1 billion.

Loss for the year
The Group recorded a loss in 2012 of $3,004 million (2011: profit of $6,765 million) of which $14 million (2011: profit of $939 million) was attributable to non-controlling interests, leaving a loss of $2,990 million (2011: profit of $5,826 million) of loss attributable to owners of Rio Tinto. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.

Dividends
The aim of Rio Tinto's progressive dividend policy is to increase the US dollar value of ordinary dividends over time. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 12 February 2013.

Ordinary dividend per share	2012	2011

Rio Tinto Group
Interim (US cents)	72.50	54.00
Final (US cents)	94.50	91.00
Total dividend (US cents)	167.00	145.00

Rio Tinto plc
Interim (pence)	46.43	33.14
Final (pence)	60.34	57.33
Total dividends (pence)	106.77	90.47

Rio Tinto Limited
Interim (Australian cents)	68.51	49.81
Final (Australian cents)	91.67	84.20
Total dividends (Australian cents)	160.18	134.01

Continues	Page 7 of 47

Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

Dividends will be paid on 11 April 2013 to Rio Tinto plc and ADR shareholders on the register at the close of business on 8 March 2013 and to Rio Tinto Limited shareholders on the register at the close of business on 13 March 2013. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be 6 March 2013.

Rio Tinto plc shareholders may elect to receive their dividend in Australian dollars, and Rio Tinto Limited shareholders may elect to receive their dividend in pounds sterling. Currency conversions will be determined by reference to the exchange rates applicable to pounds sterling and Australian dollars five business days prior to the dividend payment date. Currency elections must be registered by 19 March 2013 for Rio Tinto plc and Rio Tinto Limited shareholders.

ADR shareholders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 4 April 2013. This is likely to differ from the US dollar determining rate due to currency fluctuations.

As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is 19 March 2013 for Rio Tinto plc and Rio Tinto Limited shareholders. Purchases under the Dividend Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at the prevailing market price. There is no discount available.

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Rio Tinto financial information by business unit
		Gross revenue (a)		EBITDA (b)		Net earnings (c)
		for the year ended		for the year ended		for the year ended
		31 December		31 December		31 December
	Rio Tinto
	interest	2012	2011	2012	2011	2012	2011
	%	US$m	US$m	US$m	US$m	US$m	US$m
Iron Ore
Hamersley	100.0	17,832	21,626	11,989	15,942	7,588	10,621
Robe River (d)	53.0	4,353	5,229	3,150	4,084	1,549	2,172
Iron Ore Company of Canada	58.7	1,972	2,471	665	1,329	230	491
Product group operations		24,157	29,326	15,804	21,355	9,367	13,284
Evaluation projects/other		122	149	(129)	(22)	(125)	(17)
		24,279	29,475	15,675	21,333	9,242	13,267
Aluminium	(e)
Bauxite & Alumina		3,038	2,834	146	360	(197)	(12)
Primary Metal		5,624	6,985	805	1,385	69	450
Other Integrated Operations		35	46	(55)	(142)	(24)	(128)
Intersegment		(1,401)	(1,786)	3	2	3	3
Integrated Operations		7,296	8,079	899	1,605	(149)	313
Other Product Group Items		2,650	3,923	124	127	92	95
Product group operations		9,946	12,002	1,023	1,732	(57)	408
Evaluation projects/other		159	157	62	31	60	34
		10,105	12,159	1,085	1,763	3	442
Copper
Kennecott Utah Copper	100.0	2,412	3,470	1,004	1,944	567	1,224
Escondida	30.0	2,566	2,167	1,466	1,203	814	659
Grasberg joint venture	(f)	17	406	2	262	(17)	129
Palabora	57.7	1,072	1,110	64	346	3	100
Northparkes	80.0	453	402	247	212	144	127
Product group operations		6,520	7,555	2,783	3,967	1,511	2,239
Evaluation projects/other		141	79	(1,047)	(573)	(419)	(307)
		6,661	7,634	1,736	3,394	1,092	1,932
Energy
Rio Tinto Coal Australia	(g)	4,998	5,872	1,030	2,318	402	1,240
Rio Tinto Coal Mozambique	(h)	10	–	(64)	(8)	(92)	(7)
Rössing	68.6	352	450	(56)	(83)	(47)	(48)
Energy Resources of Australia	68.4	416	675	65	77	(131)	(53)
Product group operations		5,776	6,997	975	2,304	132	1,132
Evaluation projects/other		7	6	218	(72)	151	(58)
		5,783	7,003	1,193	2,232	283	1,074
Diamonds and Minerals
Diamonds	(i)	741	727	103	180	(43)	10
RTIT	(j)	2,232	1,580	774	345	397	151
Rio Tinto Minerals	(k)	656	901	215	239	140	144
Dampier Salt	68.4	416	434	23	23	(4)	(1)
Product group operations		4,045	3,642	1,115	787	490	304
Simandou iron ore project	(l)	–	–	(328)	(426)	(262)	(413)
Evaluation projects/other		11	12	(129)	(61)	(109)	(53)
		4,056	3,654	658	300	119	(162)
Other Operations	(m)	6,730	8,246	(242)	411	(528)	(120)
Intersegment transactions		(2,048)	(2,817)	(10)	58	(8)	40
Product Group Total		55,566	65,354	20,095	29,491	10,203	16,473
Other items				(852)	(843)	(698)	(593)
Exploration and evaluation				(118)	(127)	(97)	(102)
Net interest						(105)	(229)
Underlying earnings				19,125	28,521	9,303	15,549
Share of equity accounted unit sales and
intra-subsidiary/equity accounted units
sales		(4,630)	(4,761)
Items excluded from Underlying earnings		31	(56)	286	115	(12,293)	(9,723)
Consolidated sales revenue/EBITDA/
net earnings		50,967	60,537	19,411	28,636	(2,990)	5,826
Depreciation & amortisation in subsidiaries
excluding capitalised depreciation				(4,380)	(3,817)
Impairment charges				(17,194)	(9,766)
Depreciation & amortisation in equity
accounted units				(500)	(527)
Taxation and finance items in equity
accounted units				87	(474)
(Loss)/profit on ordinary activities
before finance items and tax				(2,576)	14,052

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Rio Tinto financial information by business unit (continued)
		Capital		Depreciation &		Operating
		expenditure (o)		amortisation		assets (p)
		for the year ended		for the year ended		as at
		31 December		31 December		31 December
	Rio Tinto
	interest	2012	2011	2012	2011	2012	2011
	%	US$m	US$m	US$m	US$m	US$m	US$m
Iron Ore
Hamersley	100.0	4,828	2,328	1,051	810	14,647	8,415
Robe River (d)	53.0	1,579	1,023	308	249	4,731	2,935
Iron Ore Company of Canada	58.7	742	653	129	110	1,674	1,177
Other		–	–	–	–	16	4
		7,149	4,004	1,488	1,169	21,068	12,531

Aluminium	(e)
Bauxite & Alumina		550	665	358	351	6,008	9,504
Primary Metal		1,975	1,211	708	725	12,275	15,726
Other Integrated Operations		25	81	27	22	1,323	974
Integrated Operations		2,550	1,957	1,093	1,098	19,606	26,204

Copper
Kennecott Utah Copper	100.0	926	561	237	227	2,677	2,025
Escondida	30.0	634	481	152	135	2,028	1,548
Grasberg joint venture	(f)	136	161	31	37	679	596
Palabora	57.7	45	64	71	86	(q)	3
Northparkes	80.0	61	56	44	32	405	406
Oyu Tolgoi	(n)	2,264	2,225	67	3	8,023	5,049
Other		281	236	32	18	(1,130)	2,467
		4,347	3,784	634	538	12,682	12,094
Energy
Rio Tinto Coal Australia	(g)	1,527	1,016	432	349	5,630	3,993
Rio Tinto Coal Mozambique	(h)	109	172	29	–	556	3,363
Rössing	68.6	17	39	29	28	85	153
Energy Resources of Australia	68.4	166	100	279	143	129	137
Other		–	–	–	–	596	518
		1,819	1,327	769	520	6,996	8,164
Diamonds and Minerals
Diamonds	(i)	680	445	168	146	1,307	1,170
RTIT	(j)	245	144	204	155	5,288	2,930
Rio Tinto Minerals	(k)	97	50	31	36	593	465
Dampier Salt	68.4	46	53	30	25	291	249
Simandou iron ore project	(l)	717	700	10	9	567	588
Other		–	–	1	–	3	5
		1,785	1,392	444	371	8,049	5,407
Other Operations	(m)	637	729	403	535	1,967	3,830
Product Group Total		18,287	13,193	4,831	4,231	70,368	68,230
Intersegment transactions						213	79
Net assets of disposal groups held for sale	(q)	–	–	–	–	351	55
Other items		159	251	111	113	(4,775)	(4,392)
Less: jointly controlled entities and
associates		(1,028)	(1,146)	(501)	(527)
Total		17,418	12,298	4,441	3,817	66,157	63,972
Add back: Proceeds from sale of fixed
assets		40	37
Total capital expenditure (excluding
proceeds)		17,458	12,335
Less: Net debt						(19,261)	(8,451)
Less: EAU funded balances excluded from
net debt						(31)	(2,982)
Equity attributable to Rio Tinto
shareholders						46,865	52,539

Continues	Page 10 of 47

Notes to financial information by business unit

Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Aluminium group excludes Pacific Aluminium, Other Aluminium and Constellium (formerly Alcan Engineered Products excluding Cable) which are included in 'Other Operations'. Comparative amounts for 2011 have been restated to be consistent with the 2012 presentation.

(a)	Gross sales revenue includes 100 per cent of subsidiaries' sales revenue and the Group's share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).

(b)

EBITDA of subsidiaries and the Group's share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)

Net earnings represent profit after tax for the period attributable to the owners of the Rio Tinto Group. Earnings of subsidiaries and equity accounted units are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)

The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group's net beneficial interest is, therefore, 53 per cent, net of amounts attributable to non-controlling interests.

(e)

Aluminium is presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities.

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)

Includes Rio Tinto's 80 per cent interest in Coal and Allied (prior to 16 December 2011 Rio Tinto’s interest was 75.7%) which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. Coal and Allied owns a 40 per cent interest in Bengalla, an 80 per cent interest in Mount Thorley and a 55.6 per cent interest in Warkworth, giving the Group a beneficial interest at 31 December of 32 per cent, 64 per cent and 44.5 per cent respectively.

(h)	Rio Tinto Coal Mozambique (‘RTCM’) owns and operates a number of exploration and early development stage projects, specialising in coal opportunities in southern Africa.

Its principal interests are the Benga project, a 65:35 joint venture with Tata Steel Limited, which is equity accounted, and the wholly owned Zambeze coal project. These projects are located contiguously in the Tete and Moatize provinces of Mozambique. RTCM also has several prospective exploration tenements in the region.

(i)	Diamonds includes Rio Tinto's interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(j)

Includes Rio Tinto's interests in Rio Tinto Fer et Titane (‘RTFT’) (100 per cent), QMM (80 per cent) and Richards Bay Minerals (‘RBM’, attributable interest of 74 per cent). During the year, the Group completed the acquisition of BHP Billiton’s entire interests in RBM, increasing its stake from 37 per cent to 74 per cent. Operating assets at 31 December 2011 have been adjusted for amounts reclassified from Other items in respect of shareholder loans at RBM. (Refer to ‘Acquisitions and disposals on page 41).

(k)	Includes Rio Tinto's interests in Rio Tinto Borax (100 per cent). Rio Tinto completed the sale of its 100 per cent interests in its talc operations on 1 August 2011.

Continues	Page 11 of 47

(l)

Following finalisation of the Simandou Joint Development Agreement, and subsequent earn-in by Chalco on 24 April 2012, Rio Tinto’s interest in the Simandou iron ore project reduced from 95 per cent to 50.35 per cent. (Refer to ‘Acquisitions and disposals on page 44).

(m)

Other operations include Rio Tinto’s 100 per cent interests in Pacific Aluminium, Other Aluminium, Rio Tinto Marine and its 36.33 per cent interest in Constellium. During the year, the Group completed the sale of Alcan Cable, with divestment of the North American portion completed on 5 September 2012 and the Tianjin, China operation on 3 December 2012. Rio Tinto completed the sale of its Colowyo coal mine on 1 December 2011.

(n)

Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its investment in Turquoise Hill Resources Ltd. (Turquoise Hill). The Group’s remaining interests in the assets of Turquoise Hill, unrelated to Oyu Tolgoi LLC, are reported in the Copper group within ‘Other’. On 24 January 2012, the Group took a majority stake in Turquoise Hill and has consolidated Turquoise Hill from 1 January 2012 (Refer to ‘Acquisitions and disposals’ on page 40).

(o)

Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted and proceeds from disposals are added before arriving at total capital expenditure reported in the Group cash flow statement.

(p)

Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies' debt and amounts due to or from Rio Tinto Group companies).

(q)

Net assets of disposal groups held for sale at 31 December 2012 comprise Palabora Mining Company Ltd., as a binding agreement to sell was reached on 11 December 2012, and the Zululand Anthracite Colliery (ZAC) which was acquired with a view to resale. Net assets held for sale at 31 December 2011 related to ZAC.

Net assets of disposal groups held for sale in the Financial Information by Business Unit are presented after deducting amounts attributable to holders of non-controlling interests, including the non-controlling interests’ share of third party net debt and balances owed with Rio Tinto Group subsidiaries.

Continues	Page 12 of 47

Reconciliation of net earnings to underlying earnings
			Non-
			controlling	Discontinued	Net	Net
	Pre-tax (j)	Taxation	interests	operations (i)	amount	amount
Exclusions from	2012	2012	2012	2012	2012	2011
Underlying earnings	US$m	US$m	US$m	US$m	US$m	US$m

Impairment charges net of reversals (a)	(16,410)	2,028	22	–	(14,360)	(9,290)
Gains and losses on consolidation and
disposal of interests in businesses (b)	845	(18)	–	–	827	167
Exchange and derivative gains/(losses) (c):
– Exchange gains/(losses) on US dollar
net debt and intragroup balances	494	(78)	13	–	429	(147)
– Gains/(losses) on currency and interest
rate derivatives not qualifying for hedge
accounting (d)	103	(8)	(37)	–	58	(19)
– Gains on commodity derivatives not
qualifying for hedge accounting (e)	80	(14)	–	–	66	109
Deferred tax asset write off (f)	–	(134)	–	–	(134)	(342)
MRRT (g)	–	1,205	(75)	–	1,130	–
Other exclusions (h)	(595)	118	175	(7)	(309)	(201)
Total losses excluded
from Underlying earnings	(15,483)	3,099	98	(7)	(12,293)	(9,723)
Net (loss)/earnings	(2,568)	(429)	14	(7)	(2,990)	5,826
Underlying earnings	12,915	(3,528)	(84)	–	9,303	15,549

Underlying earnings' is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net (loss)/earnings both represent amounts attributable to Rio Tinto shareholders. Exclusions from Underlying earnings relating to both equity accounted units ('EAUs') and discontinued operations are stated after tax. Exclusions from Underlying earnings net of tax relating to EAUs are included in the column 'Pre-tax'. Items (a) to (i) below are excluded from Net (loss)/earnings in arriving at Underlying earnings.

(a)    Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects which are not part of a wider cash-generating unit being impaired . A post tax impairment charge of US$11,000 million relating to the Group's aluminium businesses (including Pacific Aluminium) has been recognised. The valuation of Rio Tinto’s aluminium businesses for impairment testing is based on an assessment of fair value less cost to sell (‘FVLCS’). During 2012, the aluminium market deteriorated further with strong Australian and Canadian currencies, high energy and raw material costs, and high volumes of LME inventory continuing to exert pressure on current market values in the industry. As in 2011, FVLCS did not include the full value of the Group’s planned improvement in cash margins from its value enhancement programmes.

A post tax impairment charge of US$2,860 million relating to Rio Tinto Coal Mozambique (‘RTCM’) has been recognised. The valuation of RTCM is based on an assessment of FVLCS derived from discounted future cash flows. In Mozambique, the development of infrastructure to support the coal asset is more challenging than initially anticipated; the Group sought to transport coal by barge along the Zambeze River, however this option did not receive government approval. These infrastructure constraints combined with a downward revision to estimates of recoverable coking coal volumes on the RTCM tenements have led to a reassessment of the overall scale and ramp - up schedule of RTCM and consequently to the assessment of its FVLCS.

In addition, there was a post tax impairment of US$460 million relating to the Group’s Argyle diamonds mine and US$40 million in other net impairments. The impairment to Argyle was triggered by the announcement during the year of the Diamonds strategic review as well as a change to the forecast ramp-up date for the underground mine. In accordance with IAS 36 ‘Impairment of Assets’, the recoverable amount of Argyle has been assessed by reference to value in use (‘VIU’) since in the Group’s view this represents the higher recoverable amount.

Evaluating impairment of non-current assets is a judgmental area and the Group’s remaining balances of goodwill, intangible fixed assets and property, plant and equipment remain sensitive to the key assumptions applied in calculating the impairment charges for 2012 described above. Any adverse change to any of the key assumptions could lead to further impairments. Estimates relating to the potential impact of changes to these assumptions will be disclosed in the Group’s Annual Report and Accounts for the year ended 31 December 2012.

Of the US$9,290 million for the year ended 31 December 2011, the impairment charge comprised: US$8,855 million in relation to the Group’s aluminium businesses, US$344 million to the Group’s diamond businesses and US$91 million to other net impairments.

(b)    Gains and losses on consolidation and disposal of interests in businesses in 2012 relate principally to a gain of US$965 million arising on consolidation of Richards Bay Minerals ('RBM') with effect from 3 September 2012; and a US$167 million loss on consolidation of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) on 24 January 2012. Refer to 'Acquisitions and disposals' on pages 40 to 42.

Net profit on disposal of interests in businesses also includes gains and losses arising from the disposal of the Group's Specialty Alumina Division on 1 August 2012, the Alcan Cable North America and Asia businesses on 5 September 2012 and 3 December 2012 respectively, and the Lynemouth Power Station on 19 December 2012.

Gains arising on the disposal of interests in businesses for the year ended 31 December 2011 related principally to the divestment of the Group's talc business and of its Colowyo mine.

Continues	Page 13 of 47

Reconciliation of net earnings to underlying earnings (continued)

(c)

Net exchange differences and gains on derivatives principally comprise of foreign exchange gains on US dollar denominated net debt of US$322 million in non-US dollar functional currenc y companies (on borrowings of approximately US$19 billion) and US$107 million gains on intragroup balances, as the Australian dollar strengthened against the US dollar and net gains on derivatives of US$124 million (gains on currency and interest derivatives, gains on US dollar embedded salt contracts and gains relating to aluminium forwards).

(d)

Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(e)

Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(f)

Deferred tax assets were written off as a result of restrictions on the utilisation of French losses introduced in 2011 and to eliminate the increase in deferred tax assets following the impairment of French aluminium assets in 2012. (g) A deferred tax asset was recognised following the introduction of the Minerals Resource Rent Tax ('MRRT') on 1 July 2012. Refer to 'Prima facie tax reconciliation' on page 39.

(h)

Other credits and charges that, individually, or in aggregate, if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

In the period following consolidation of RBM, adjustments were made in respect of inventory on hand at the acquisition date which had been recognised at fair value on consolidation. These adjustments, which include amounts relating to inventory sold since 3 September 2012, totalled US$186 million (net of tax) and have been excluded from Underlying earnings.

Other charges excluded from Underlying earnings in 2012 comprise costs relating to acquisitions, potential divestments and similar corporate projects.

(i)	Earnings/(losses) after tax from discontinued operations, which are presented separately on the face of the income statement.

(j)

Exclusions from Underlying earnings relating to both equity accounted units ('EAUs') and discontinued operations are stated after tax. Exclusions from Underlying earnings relating to EAUs are included in the column 'Pre-tax'.

Net (loss)/earnings relating to EAUs are included in the column 'Pre-tax' and the results of discontinued operations are shown in the column 'Discontinued operations'.

Continues	Page 14 of 47

Review of operations

Iron ore

	2012	2011	Change
Production (million tonnes – Rio Tinto share)	198.9	191.8	+4%
Production (million tonnes – 100%)	253.5	244.6	+4%

Gross sales revenue ($ millions)	24,279	29,475	-18%
Underlying EBITDA ($millions)	15,675	21,333	-27%
Underlying earnings ($ millions)	9,242	13,267	-30%
Capital expenditure ($millions)	7,149	4,004	+79%

Following changes to Rio Tinto’s management announced in July 2012, the Simandou iron ore project is now reported within Diamonds & Minerals to reflect management responsibility.

Performance
The Iron Ore group’s underlying earnings of $9,242 million in 2012 were 30 per cent lower than 2011, reflecting lower iron ore prices partly offset by higher volumes. The increase in capital expenditure reflects the expansion in the Pilbara to 290 Mt/a and the expansion of Iron Ore Company of Canada (IOC) to 23 Mt/a.

Markets
Full year 2012 sales of 247 million tonnes (100 per cent basis) were three per cent higher than 2011. Sales increased quarter on quarter throughout 2012, resulting in record annual sales volumes despite significant volatility in the marketplace.

Operations
The Group’s iron ore production totalled 254 million tonnes with the Pilbara operations reaching record annual production of 239 million tonnes (Rio Tinto share 191 million tonnes) in 2012, four per cent higher than in 2011. This was achieved despite severe weather disruptions during the first quarter of 2012 and a significant scheduled shut-down at the Cape Lambert facilities in the second quarter. Production continued to exceed sales as the business prepared itself for the expansion to 290 Mt/a, with a measured build-up of stocks at the mine sites.

On 29 November 2012, Rio Tinto announced that its current nameplate capacity in the Pilbara had risen from 230 Mt/a to 237 Mt/a through de-bottlenecking and productivity improvement, with minimal capital spend. This increases the capacity of the Pilbara expansion programme from 353 Mt/a to 360 Mt/a by the end of the first half of 2015.

New projects and growth
The expansion of the Pilbara infrastructure to 290 Mt/a has been brought forward to the third quarter of 2013. The second phase expansion to 360 Mt/a by the end of the first half of 2015 remains on track.

  Cape Lambert piling and topside module installation needed for expansion to 290 Mt/a completed

  Rail capacity enhancement for expansion to 290 Mt/a is progressing to plan with the associated rail operations building and 8 mile yard completed

  Hope Downs 4 permanent village is complete and process plant construction is well progressed.

  Brockman 4 Phase 2 was successfully commissioned on time in the third quarter and quickly ramped up to design rates;

  Wandoo housing project completed

  Statutory approvals obtained to allow bulk earthworks for Yandicoogina sustaining project

Continues	Page 15 of 47

Rio Tinto’s integrated operations will be progressively updated as follows:

  237 Mt/a – current operating capacity

  290 Mt/a by the third quarter of 2013 – Cape Lambert 53 Mt/a increment

  340 Mt/a by end of 2014 – Cape Lambert 50 Mt/a increment

  360 Mt/a by the end of the first half of 2015 – Cape Lambert 20 Mt/a increment

The expansion from current operating capacity to 290 Mt/a is fully approved. All port, rail and power components of the further expansion to a capacity of 360 Mt/a have also been approved, while some of the new mines are still in study, pending future investment decisions.

At IOC, commissioning of the first phase expansion project, lifting concentrate production capacity to 22 Mt/a, is complete. The phase two expansion to 23.3 Mt/a is progressing, with first production expected in the first quarter of 2013.

2013 production guidance
In 2013, Rio Tinto expects to produce approximately 265 million tonnes (100 per cent basis) from its global operations in Australia and Canada, subject to weather constraints.

Rio Tinto Alcan (Aluminium)

	2012	2011	Change
Production (Rio Tinto share)

Bauxite (000 tonnes)	31,419	28,192	+11%
Alumina (000 tonnes)	6,968	5,846	+19%
Aluminium (000 tonnes)	2,174	2,386	-9%

Gross sales revenue ($ millions)	10,105	12,159	-17%
Underlying EBITDA ($millions)	1,085	1,763	-38%
Underlying earnings ($ millions)	3	442	-99%
Capital expenditure ($millions)	2,550	1,957	+30%

The numbers in the above table exclude the production and financial results of the 13 non-core assets that have been transferred to ‘Other Operations’ following the Group’s streamlining announcement in October 2011. These assets are now managed and reported separately from Rio Tinto Alcan while the Group progresses divestment options.

Performance
Rio Tinto Alcan’s underlying earnings of $3 million were $439 million lower than 2011, primarily from a significant deterioration in market conditions and the impact of the Alma lockout, partially offset by continued cost reduction.

The combined impact of movements in prices and exchange rates, inflation and increasing prices for coke, pitch and caustic reduced underlying earnings by $569 million year on year and lowered EBITDA margins by 11 per cent. This market impact was partially offset by cost improvement initiatives whilst the non-recurrence of the abnormal weather events in 2011 were outweighed by the impact of reduced operations from the lockout at Alma.

In today’s challenging markets, Rio Tinto Alcan is continuing to focus on value enhancements. These enhancements will be achieved through a reduced cost structure, disciplined portfolio management, business improvement initiatives and investment and expansion of tier one assets. The annual run rate from sustainable business improvement initiatives is now exceeding $250 million with $460 million achieved on a cumulative basis by the end of December 2012 compared with the 2010 base year.

Continues	Page 16 of 47

Markets
The 2012 cash LME aluminium price averaged $2,018 per tonne, a decrease of 16 per cent on 2011. A significant portion of aluminium inventories remain locked in financing deals and so unavailable for physical delivery. As a result, regional premia for physical delivery of aluminium were at record levels and on average higher than in 2011.

Operations
A continued focus on business improvement initiatives and investment in tier one assets helped drive production efficiencies and operating records across the business.

Rio Tinto Alcan’s bauxite production for the full year was 11 per cent higher than in 2011, following record annual production levels at Weipa and in Guinea. The increase was driven by significant production creep initiatives to meet increased bauxite requirements from the expanded Yarwun refinery and increased third party demand.

Rio Tinto Alcan’s full year alumina production was 19 per cent higher than 2011, as greater alumina refining capacity at Yarwun came on-line from July 2012. Record annual production levels were set at the Yarwun, Vaudreuil and Alumar refineries.

Rio Tinto Alcan’s aluminium annual production was nine per cent lower than 2011, largely due to the impact of the Alma lockout, where ramp-up in production continues following the agreement reached in July 2012.

New projects and growth
Construction of the Yarwun 2 alumina refinery expansion was completed during the first half of 2012 and first bauxite was processed on 5 July 2012. The refinery operated at approximately 90 per cent of its nameplate capacity of 3.4 million tonnes per annum during the fourth quarter of 2012, and the ramp-up is expected to be completed during the third quarter of 2013.

The pace of the Kitimat modernisation project has been slowed in response to increasingly challenging market conditions. First production is now expected at the end of 2014.

2013 production guidance
In 2013, Rio Tinto Alcan’s share of bauxite, alumina and aluminium production is expected to be 34 million tonnes, 8.2 million tonnes and 2.5 million tonnes, respectively. These numbers exclude Pacific Aluminium and Other aluminium assets that have been identified for divestment or closure.

Copper

	2012	2011	Change
Production (Rio Tinto share)

Mined copper (000 tonnes)	548.8	519.7	+6%
Refined copper (000 tonnes)	279.3	334.4	-16%
Mined molybdenum (000 tonnes)	9.4	13.6	-31%
Mined gold (000 oz)	294	669	-56%
Refined gold (000 oz)	279	379	-26%

Gross sales revenue ($ millions)	6,661	7,634	-13%
Underlying EBITDA ($millions)	1,736	3,394	-49%
Underlying earnings ($ millions)	1,092	1,932	-43%
Capital expenditure ($millions)	4,347	3,784	+15%

Continues	Page 17 of 47

Performance
The Copper group’s underlying earnings of $1,092 million were 43 per cent lower than 2011. This reflected the impact of lower prices and decreased volumes following lower mill throughput and an anticipated period of lower gold grades at Kennecott Utah Copper, no metal share from Grasberg and an increase in evaluation expenditure. This was partly offset by increasing volumes from Escondida due to higher grades and improvements to the crushing and conveying circuit and from Northparkes in line with a recovery in ore grades.

Markets
Average prices in 2012 were lower than 2011. Copper declined ten per cent to 361 cents per pound, gold increased six per cent to $1,669 per ounce and molybdenum declined 17 per cent to $13.6 per pound.

The total impact of price changes on the Copper product group, including the effects of provisional pricing movements, was to decrease underlying earnings by $322 million compared with 2011.

At 31 December 2012, the Group had an estimated 249 million pounds of copper sales that were provisionally priced at US 360 cents per pound. The final price of these sales will be determined during the first half of 2013. This compared with 181 million pounds of open shipments at 31 December 2011, provisionally priced at US 344 cents per pound.

Operations
Production of copper contained in concentrate at Kennecott Utah Copper was 16 per cent lower than in 2011 due to higher ore hardness resulting in lower mill throughput. Refined copper production also recovered during the second half of 2012, due to improved mine production and inventory processing following the successful maintenance shutdown of the smelter during the second quarter.

At Escondida, mined copper production in 2012 was 38 per cent higher than 2011 following an expected recovery in ore grades and increased ore delivered to the concentrator.

2012 production from Grasberg did not reach the amount set in the metal sharing agreement because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto's share of joint venture production was zero for the year 2012, compared with 17 thousand tonnes of copper and 178 thousand ounces of gold in 2011.

2012 mined copper production at Northparkes was seven per cent higher than 2011 as a result of higher grades and mill throughput.

On 11 December 2012, Rio Tinto announced that it had reached a binding agreement to sell its 57.7 per cent interest in Palabora for $373 million. The sale is subject to customary regulatory approvals in South Africa and China which are expected to take four to six months.

New projects and growth
On 14 February 2012, Rio Tinto announced that it had approved $1.4 billion (Rio Tinto share) for two projects to support higher production at Escondida. Rio Tinto’s investment is expected to be funded through the company’s share of Escondida’s operating cash flows.

On 19 June 2012, Rio Tinto approved an investment of $660 million to extend the life of the Kennecott Utah Copper mine from 2018 to 2029. The investment includes the construction of mine infrastructure and new equipment to support the push back of the south wall of the mine.

 On 24 January 2012, Rio Tinto increased its stake in Turquoise Hill to 51 per cent. Turquoise Hill owns 66 per cent of Oyu Tolgoi.

Construction of the Oyu Tolgoi copper gold project is largely complete. Mining and stockpiling of first ore began in April 2012. Commissioning of the ore-processing equipment began in mid-November, first ore was processed through the concentrator on 2 January 2013 and production of first concentrate followed on 31 January 2013.

Continues	Page 18 of 47

A number of substantive issues have recently been raised by the Government of Mongolia, including the implementation of the Investment and Shareholder Agreements and project finance. Rio Tinto will continue to engage with the Government of Mongolia and other stakeholders to ensure the continued implementation of the Investment and Shareholder Agreements in their current form, and to support the continued development of Oyu Tolgoi for the benefit of all parties

Subject to the resolution of these issues, first commercial production from Oyu Tolgoi is scheduled to commence by the end of June 2013.

Oyu Tolgoi has entered into sales contracts for 75 per cent of concentrate production from the project on international terms. In addition to the signed contracts, Oyu Tolgoi has committed in principle to sell up to 25 per cent of concentrate production on international terms to smelters in Inner Mongolia for the first ten years, subject to the conclusion of detailed sales contracts.

2013 production guidance
In 2013, Rio Tinto share of mined and refined copper production is expected to be approximately 665,000 tonnes and 305,000 tonnes, respectively.

Energy

	2012	2011	Change
Production (Rio Tinto share)

Hard coking coal (000 tonnes)	8,044	8,815	-9%
Semi-soft coking coal (000 tonnes)	3,286	2,859	+15%
Thermal coal (000 tonnes)	20,648	17,791	+16%
Uranium (000 lbs)	9,760	7,058	+38%

Gross sales revenue ($ millions)	5,783	7,003	-17%
Underlying EBITDA ($	1,193	2,232	-47%
Underlying earnings ($ millions)[1]millions)[1]	283	1,074	-74%
Capital expenditure ($millions)	1,819	1,327	+37%

1 EBITDA and underlying earnings in 2012 included $362 million and $258 million gain from the sale of interests in exploration properties. There were no such gains in 2011.

Performance
The Energy group’s underlying earnings of $283 million were 74 per cent lower than 2011. This was primarily due to lower prices and higher operating costs, as well as increased depreciation at ERA. These were partially offset by the sale of the Group’s interests in exploration properties, including Extract Resources and Kalahari Minerals, which delivered a $258 million post-tax gain.

Markets
2012 was a difficult year in coal and uranium markets as supply and demand fundamentals struggled to balance in the face of global economic uncertainty, with prices declining across most of the year. The coking coal spot price reached a low of $140 per tonne in the third quarter of 2012 after peaking at $366 per tonne in early 2011. Similarly, the thermal coal spot price reached a low of $80 per tonne in the third quarter of 2012 after peaking at $130 per tonne in early 2011. The uranium spot price reached a low of $42 per pound in October 2012, down $10 from the same time in 2011.

Continues	Page 19 of 47

Operations
Hard coking coal production was nine per cent lower than in 2011. This was largely due to a major plant shutdown at the Kestrel Mine as part of the ongoing mine expansion project.

Thermal coal production for the full year was 16 per cent higher than in 2011. This was largely due to the realisation of benefits from brownfield expansions in the Hunter Valley and, the continued ramp-up at Clermont Mine. Rio Tinto’s share of production in New South Wales was higher in 2012 compared with 2011 reflecting the increased ownership in Coal & Allied.

Uranium production was 38 per cent higher than in 2011, when the impact of wet season rainfall at ERA required processing operations to be suspended for nearly five months. Rössing benefited from improved milling throughput and higher grades compared with 2011.

New projects and growth
On 25 June 2012, Rio Tinto announced that it had exported its first shipment of premium hard coking coal from its Benga Mine in the Moatize Basin in Mozambique. Phase one production from the Benga mine is expected to ramp up to a rate of 1.4 million tonnes per annum of coking coal and 0.8 million tonnes per annum of thermal coal in 2013. However, sales volumes will be constrained by coal chain infrastructure in the near term. The development of infrastructure to support the coal assets is more challenging than Rio Tinto originally anticipated. Rio Tinto sought to transport coal by barge along the Zambezi River, but this option did not receive formal approvals. These infrastructure constraints, combined with a downward revision to estimates of recoverable coking coal volumes on the RTCM tenements, have led to a reassessment of the overall scale and ramp up schedule of RTCM, and consequently to the impairment. Rio Tinto continues to engage with the Government of Mozambique on all transport infrastructure options.

The Kestrel expansion project is due for completion in 2013 and will increase production by one million tonnes per annum, extend the life of the current mine to 2032 and reduce unit operating costs.

The Energy Group is undertaking a review of the optimal growth profile for all business units in light of market conditions for coal and uranium, the high-cost operating environment in Queensland and New South Wales, and infrastructure constraints in Mozambique.

2013 production guidance
In 2013, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8.5 million tonnes, 4 million tonnes and 20.5 million tonnes, respectively. Rio Tinto’s share of uranium production in 2013 is expected to be 9.5 million pounds.

Diamonds & Minerals

	2012	2011	Change
Production (Rio Tinto share)

Titanium dioxide (000 tonnes)	1,594	1,443	+11%
Borates (000 tonnes)	463	504	-8%
Diamonds (000 carats)	13,122	11,733	+12%
Salt (000 tonnes)	6,833	6,608	+3%

Gross sales revenue ($ millions)	4,056	3,654	+11%
Underlying EBITDA ($ millions)	658	300	+119%
Underling earnings pre-Simandou ($ millions)	381	251	+52%
Underlying earnings ($ millions)	119	(162)	+173%
Capital expenditure ($ millions)	1,785	1,392	+28%

Following changes to Rio Tinto’s management announced in July 2012, the Simandou iron ore project is now reported within Diamonds & Minerals to reflect management responsibility.

Continues	Page 20 of 47

Performance
The Diamonds & Minerals group’s underlying earnings of $119 million were $281 million higher than the loss incurred in 2011. Excluding Simandou exploration and evaluation costs, underlying earnings were 52 per cent higher than 2011. The group benefited from higher prices for titanium dioxide feedstocks and borates and the increase in ownership of Richards Bay Minerals. Exploration and evaluation costs charged to the income statement were lower year on year following the capitalisation of Simandou project costs from 1 April 2012.

Markets
The market for both titanium dioxide and zircon started the year strongly, with prices high, demand robust and the outlook positive. From July major players announced downgraded sales expectations as demand weakened. Inventory levels throughout titanium dioxide and zircon supply chains increased and remain very high. Improving economic conditions in China and the US, along with lower prices, is seeing demand gradually return, and inventories are expected to be drawn down progressively in 2013.

In response to weak demand and in order to reduce operating costs, Rio Tinto Iron & Titanium is taking action at a number of its operations. Richards Bay Minerals will place its zircon and rutile processing operations on care and maintenance, while maintaining production at the core ilmenite mining and smelting operations. Rio Tinto Fer et Titane in Quebec is taking its UGS production facility offline.

Operations
Titanium dioxide feedstock production for the full year was 11 per cent higher than 2011 due to higher production at Rio Tinto Fer et Titane in Canada, following a furnace rebuild in 2011, and an increase in attributable volumes at Richards Bay Minerals in South Africa following Rio Tinto’s doubling of its interest in September 2012.

Borates production for the full year was eight per cent lower than 2011 in response to current market conditions.

Diamond production increased 12 per cent year on year. Argyle benefited from a combination of increased tonnes processed and access to higher grade ore. Diavik experienced an improvement in grades, which more than offset lower volumes processed due to constraints imposed by ore mix.

Salt production for the full year was three per cent higher than 2011 as production in the first quarter of 2011 was impacted by adverse weather.

On 27 March 2012, Rio Tinto announced a strategic review of its diamond business that will include exploring a range of options for potential divestment of its diamonds interests.

New projects and growth
Construction of the Argyle underground mine is proceeding and production is scheduled to commence in the first half of 2013, with ramp up to full operation to be completed by 2015.

On 7 September 2012, Rio Tinto doubled its holding in Richards Bay Minerals, following the completion of its acquisition of BHP Billiton’s entire interests. The purchase price paid by Rio Tinto on completion was $1.7 billion.

Given the capital intensity of the proposed TiO4 project, in addition to Rio Tinto’s cost reduction programme, Rio Tinto Iron & Titanium has suspended pre-feasibility studies for the project in Canada and Madagascar. The Zulti South project in South Africa, the exploration programme in Mozambique and the investments to extend asset lives in Canada to 2050 continue.

Continues	Page 21 of 47

During the year, significant progress was made on the Simandou iron ore project in Guinea. In April, the joint venture to develop and operate the Simandou project with Chalco was established and a $1.35bn earn-in payment was made from Chalco to Rio Tinto. Rio Tinto commenced preparatory construction and finalised detailed designs for the project after committing a further $501 million (100 per cent basis $1.0 billion). This also allowed for the Simandou Social and Environmental Impact Assessment to be finalised and submitted to the Government for approval. The Government issued a decree declaring the Simandou infrastructure a ‘Project of National Interest’, protecting the area of land needed to develop the rail and port infrastructure from being bought or developed by third parties.

Rio Tinto is adopting a phased approach to project delivery which will progressively see the development of the mine, access roads, railway and port as; the Investment Agreement is finalised with the Government of Guinea; the partners own financing and the project financing is put in place and; approvals are granted from the Government for work on the ground.

2013 production guidance
In 2013, Rio Tinto’s share of production is expected to be as follows:

  Borates – 0.5 million tonnes boric oxide equivalent.

  Titanium dioxide feedstocks – 1.7 million tonnes

  Diamonds – 13.9 million carats

Other operations

	2012	2011	Change
Production (Rio Tinto share)

Bauxite (000 tonnes)	7,944	7,246	+10%
Alumina (000 tonnes)	3,073	3,101	-1%
Aluminium (000 tonnes)	1,282	1,438	-11%

Gross sales revenue ($ millions)	6,730	8,246	-18%
Underlying EBITDA ($millions)	(242)	411	-159%
Underlying earnings ($ millions)	(528)	(120)	-340%
Capital expenditure ($millions)	637	729	-13%

Rio Tinto’s other operations incurred a loss after tax of $528 million compared with a loss of $120 million in 2011. This primarily related to Pacific Aluminium and the other non-core aluminium assets which were transferred out of the Aluminium group following the 17 October 2011 streamlining announcement. These assets are managed and reported separately from Rio Tinto Alcan while the Group progresses divestment options.

Pacific Aluminium’s Gove alumina refinery will continue operating as planning, approvals and delivery of the gas to Gove project progresses. Rio Tinto’s decision follows a commitment from the Northern Territory Government to release a portion of its contracted gas for on-sale to Gove refinery. Pacific Aluminium is advancing plans for conversion from heavy fuel oil to gas but notes there are still a number of important steps remaining to deliver gas to Gove. Pacific Aluminium will now work closely with the Northern Territory Government to put all final agreements and approvals in place to secure the gas supply.

In 2012, Rio Tinto completed the sale of the specialty aluminas business, Alcan Cable and the Lynemouth Power Station.

Continues	Page 22 of 47

Central exploration

	2012	2011	Change
($ millions)
Central exploration (post-tax)	(181)	(189)	+4%
Divestments	84	87	-3%
Post-tax (charge) / credit	(97)	(102)	+5%

Central exploration expenditure in 2012 (post divestments and post-tax) resulted in a charge to underlying earnings of $97 million, five per cent lower than in 2011. During 2012, the Group realised $84 million (post tax) from the divestment of central exploration properties compared with $87 million in 2011.

Following the Hathor acquisition in 2011, a drilling programme at Roughrider (Canada) confirmed extensions to the known uranium mineralisation zones. Exploration for additional mineralised bodies is also being planned.

At Tamarack (USA) a summer drilling programme intersected further significant zones of nickel sulphide mineralisation outside the currently known resource and further drilling programmes are planned.

Following the completion of a 13-hole drilling programme in early-2012, a major 3D seismic survey was successfully completed over the Saskatchewan potash project (Canada), a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron. Once processed, results will be used to aid resource definition between the potash intercepts in the 2011-12 drill holes. Three regional scout drill holes were also completed, with the last hole intersecting a full section of potash horizons showing potential for future expansions to the core exploration project area.

On 13 February 2013, Turquoise Hill Resources signed a binding agreement to sell its 50 per cent interest in Altynalmas Gold Ltd for $300 million, subject to customary closing conditions.

Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

			Effect on full
	Average		year 2012
	published		underlying
	price/exchange		earnings
	rate for 2012	10% change	US$m
Iron ore	n/a	+/-10%	1,573
Aluminium*	$2,018/t	+/-$202/t	384
Copper	361c/lb	+/-36c/lb	270
Gold	$1,669/oz	+/- $167/oz	42
Thermal and coking coal	n/a	+/-10%	59
Australian dollar*	104USc	+/-10.4USc	753
Canadian dollar	100USc	+/-10USc	272

*Excludes any impact on the non-core aluminium assets included within Other operations.

Continues	Page 23 of 47

Capital projects

Rio Tinto has a programme of high quality projects delivering industry-leading returns across a broad range of commodities.

Capital
remaining
	Total	to be
	approved	spent
Project	capital	from 1
(Rio Tinto 100% owned unless	cost	January
otherwise stated)	(100%)	2013	Status/Milestones

Completed in 2012

Iron ore – second debottlenecking of	$0.3bn	–	The project was completed on budget and
Dampier port to expand the Pilbara			commissioning commenced on time by
capacity by 5 million tonnes to 230			the end of the first quarter of 2012.
Mt/a. Pilbara capacity was re-rated to
237Mt/a in November 2012.

Iron ore - two phased expansion of	$0.8bn	-	Phase one commissioning is now
Iron Ore Company of Canada (IOC)			complete. Phase two is progressing with
(Rio Tinto 58.7%) from 18 to 22 Mt/a			first production expected in the first
and then to 23.3Mt/a			quarter of 2013.

Alumina – expansion of the Yarwun	$2.3bn	–	Approved in July 2007, commissioning is
refinery in Queensland, Australia from			proceeding on schedule with first bauxite
1.4 to 3.4 Mt/a			processed on 5 July 2012. The refinery is
expected to reach full production capacity
in the third quarter of 2013.

Aluminium - construction of a new	$0.3bn	–	The power station was completed on time
225MW turbine at the Shipshaw power			and was commissioned in October 2012.
station in Quebec, Canada

Thermal coal – 6 Mt/a expansion of	$0.5bn	–	The three thermal coal expansions were
Hunter Valley Operations (Rio Tinto			completed in the first half of 2012 and are
80%) and Mount Thorley Warkworth			currently ramping up.
mine (Rio Tinto 51%) and 2 million
tonne expansion at Bengalla (Rio Tinto
32%), New South Wales, Australia

Coking and thermal coal –	$0.6bn	–	First production was processed through
development of the greenfield Benga			the wash plant in February 2012 with the
mine in Mozambique (Rio Tinto 65%)			first shipment of premium hard coking
coal in June 2012.

Continues	Page 24 of 47
Capital
remaining
	Total	to be
	approved	spent
Project	capital	from 1
(Rio Tinto 100% owned unless	cost	January
otherwise stated)	(100%)	2013	Status/Milestones

Ongoing and approved

Iron Ore

Expansion of the Pilbara mines, ports	$9.8bn	$5.1bn	Completion of the phase one expansion
and railways from 237Mt/a to 290Mt/a.			to 290Mt/a has been brought forward to
Rio Tinto’s share of total approved			the third quarter of 2013. Dredging and
capex is $8.4 bn.			piling at Cape Lambert is complete.

Expansion of the Pilbara port and rail	$5.9bn	$5.2bn	The phase two expansion to 360Mt/a is
capacity to 360Mt/a. Rio Tinto’s share			expected to come onstream in the first
of total approved capex is $3.5 bn.			half of 2015. This includes the port and
rail elements which are now fully
approved and an investment in
autonomous trains. The key component of
the project still requiring approval is
further mine production capacity.

Development of Hope Downs 4 mine	$2.1bn	$0.7bn	Approved in August 2010, first production
in the Pilbara (Rio Tinto 50%) to			is expected in 2013. The new mine is
sustain production at 237 Mt/a			anticipated to have a capacity of 15 Mt/a
and a capital cost of $1.6 billion (Rio Tinto
share $0.8 billion). Rio Tinto is funding the
$0.5 billion for the rail spur, rolling stock
and power infrastructure.

Phase two of the Marandoo mine	$1.1bn	$0.2bn	Approved in February 2011, the mine will
expansion in the Pilbara to sustain			extend Marandoo at 15 Mt/a by 16 years
production at 237 Mt/a			to 2030.

Investment to extend the life of the	$1.7 bn	$1.6bn	Approved in June 2012, the investment
Yandicoogina mine in the Pilbara to			includes a wet processing plant to
2021 and expand its nameplate			maintain product specification levels and
capacity from 52 Mt/a to 56 Mt/a.			provide a platform for future potential
expansion.

Aluminium

Modernisation of ISAL aluminium	$0.5bn	$0.3bn	Approved in September 2010, the project
smelter in Iceland			is expected to increase production from
190kt to 230kt and includes a leading-
edge casting facility to produce value-
added billet. The new casting facility
produced its first billet in the second
quarter of 2012. Project costs and
completion schedules are under review.

AP60 plant (60kt per annum) in	$1.1bn	$0.1bn	Approved in December 2010, first hot
Quebec, Canada			metal is expected in the first half of 2013.

Modernisation and expansion of	$3.3bn	$2.2bn	Approved in December 2011, the
Kitimat smelter in British Columbia,			modernisation will increase capacity from
Canada			280ktpa to 420ktpa. The pace of the
project has been slowed in response to
increasingly challenging market
conditions. First production is now
expected at the end of 2014.

Continues	Page 25 of 47
Capital
remaining
	Total	to be
	approved	spent
Project	capital	from 1
(Rio Tinto 100% owned unless	cost	January
otherwise stated)	(100%)	2013	Status/Milestones

Copper

Investment in the Moly Autoclave	$0.6bn	$0.2bn	The facility is due to come onstream by
Process (MAP) in Utah, United States			mid-2014 followed by a 12 month period
to enable lower-grade molybdenum			to reach full capacity
concentrate to be processed more
efficiently than conventional roasters
and allow improved recoveries

Construction of the Eagle nickel and	$0.5bn	$0.2bn	Approved in June 2010, first production is
copper mine in Michigan, United			expected in 2014. The mine will produce
States			an average of 16kt and 13kt per year of
nickel and copper metal respectively over
seven years.

Development of Organic Growth	$1.4bn	$1.2bn	Approved in February 2012, OGP1
Project 1 (OGP1) and the Oxide Leach	(RT share)		primarily relates to replacing the Los
Area Project (OLAP) at Escondida (Rio			Colorados concentrator with a new 152kt
Tinto 30%), Chile.			per day plant, allowing access to high
grade ore. Initial production is expected in
the first half of 2015. OLAP maintains
oxide leaching capacity.

Construction of phase one of Oyu	$6.2bn	$0.2bn	Commissioning of the ore-processing
Tolgoi copper and gold mine in			equipment commenced in mid-November
Mongolia.			2012 with first copper-gold concentrate
produced in January 2013. Commercial
production is scheduled for June 2013.

Grasberg project funding for 2012 to	$0.9bn	$0.7bn	Investment to continue the pre-production
2016	(RT share)		construction of the Grasberg Block Cave,
the Deep Mill Level Zone underground
mines, and the associated common
infrastructure. Rio Tinto’s final share of
capital expenditure will in part be
influenced by its share of production over
the 2012 to 2016 period.

Investment over next seven years to	$0.7bn	$0.5bn	The project was approved in June 2012.
extend mine life at Kennecott Utah			Ore from the south wall push back will be
Copper, United States from 2018 to			processed through existing mill facilities.
2029.			The investment will enable production at
an average of 180kt of copper, 185koz of
gold and 13.8kt of molybdenum a year
from 2019 through 2029.

Energy

20 year extension and expansion from	$2.0bn	$0.4bn	The investment will extend the life of the
4.3 Mt/a to 5.7 Mt/a at Kestrel (Rio			mine to 2032 and is expected to come
Tinto 80%), Queensland, Australia			onstream in the second quarter of 2013
with full production in 2014.

Diamonds & Minerals

Argyle Diamond mine underground	$2.2bn	$0.5bn	Production is expected to commence in
project, extending the mine life to at			the first half of 2013 with ramp up to full
least 2020. (Originally approved in			capacity by 2015.
2005, the project was slowed in 2009
and restarted in September 2010.)

Investment in detailed design studies,	$1.0 bn	$0.3bn	Approved in June 2012, the investment is
early works and long-lead items at the			primarily for rail and port infrastructure.
Simandou iron ore project in Guinea,			Timing of the ramp up and first
West Africa. Rio Tinto’s share of total			commercial production is dependent on
approved capex is $501m.			receiving necessary approvals from the Government of Guinea and on the
Government of Guinea progressing and finalising its financing strategy.

Continues	Page 26 of 47

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continues	Page 27 of 47

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597
David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website: www.riotinto.com
Email: media.enquiries@riotinto.com
Twitter: Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Continues	Page 28 of 47

Group income statement
Years ended 31 December
	2012		2011
	US$m		US$m
Continuing operations
Consolidated sales revenue	50,967		60,537
Net operating costs (excluding items shown separately)	(37,536)		(36,260)
Impairment charges less reversals (a)	(13,953)		(9,174)
Gains and losses on consolidation and disposal of interests in businesses (b)	845		185
Exploration and evaluation costs	(1,970)		(1,437)
Profit on disposal of interests in undeveloped projects (c)	494		89
Operating (loss)/profit	(1,153)		13,940
Share of profit after tax of equity accounted units	1,034		704
Impairment after tax of investments in equity accounted units (a)	(2,457)		(592)
(Loss)/profit before finance items and taxation	(2,576)		14,052

Finance items
Net exchange gains/(losses) on external debt and intragroup balances	497		(154)
Net gains on derivatives not qualifying for hedge accounting	87		51
Finance income	116		115
Finance costs	(276)		(497)
Amortisation of discount	(416)		(353)
	8		(838)
(Loss)/profit before taxation	(2,568)		13,214
Taxation (d)	(429)		(6,439)
(Loss)/profit from continuing operations	(2,997)		6,775
Discontinued operations
Loss after tax from discontinued operations	(7)		(10)
(Loss)/profit for the year	(3,004)		6,765
– attributable to non-controlling interests	(14)		939
– attributable to owners of Rio Tinto (net (losses)/earnings)	(2,990)		5,826

Basic (loss)/earnings per share (e)
(Loss)/profit from continuing operations	(161.3	c)	303.5	c
Loss from discontinued operations	(0.4	c)	(0.5	c)
(Loss)/profit for the year	(161.7	c)	303.0	c
Diluted (loss)/earnings per share
(Loss)/profit from continuing operations	(161.3	c)	301.5	c
Loss from discontinued operations	(0.4	c)	(0.5	c)
(Loss)/profit for the year	(161.7	c)	301.0	c

Dividends paid during the year (US$m)	3,038		2,236
Dividends per share: paid during the year	163.5	c	117.0	c
Dividends share: proposed in the announcement of the results for the year	94.5	c	91.0	c

Continues	Page 29 of 47

Status of financial information

This preliminary announcement does not constitute the Group's full financial statements for 2012. This report is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies in the United Kingdom and the Australian Securities and Investments Commission. Accordingly, the financial information for 2012 is unaudited and does not have the status of statutory accounts within the meaning of Section 434 of the United Kingdom Companies Act 2006.

Financial information for the year to 31 December 2011 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, financial assets and post-retirement assets and liabilities, as filed with the Registrar of Companies. The Auditors' report on the full financial statements for the year to 31 December 2011 was unqualified and did not contain statements under Section 498 (2) (regarding adequacy of accounting records and returns), or under Section 498 (3) (regarding provision of necessary information and explanations) of the United Kingdom Companies Act 2006.

Notes to the Group income statement

(a)

Impairment charges of US$16,410 million (2011: US$9,766 million), including US$2,457 million (2011: US$592 million) after tax relating to the Group's investments in equity accounted units, for the year ended 31 December 2012 related mainly to the Group's aluminium business: US$12,397 million (2011: US$9,182 million), the Group's coal business: US$3,269 million, the Group's diamond business US$659 million (2011: US$467 million, net of impairment reversals of US$176 million) and US$85 million in other impairments less reversals (2011: US$117 million) was also recorded.

A post tax impairment charge of US$11,000 million relating to the Group's aluminium businesses (including Pacific Aluminium) has been recognised. The valuation of Rio Tinto’s aluminium businesses for impairment testing is based on an assessment of fair value less cost to sell (‘FVLCS’). During 2012, the aluminium market deteriorated further with strong Australian and Canadian currencies, high energy and raw material costs, and high volumes of LME inventory continuing to exert pressure on current market values in the industry. As in 2011, given the prevailing conditions in the aluminium market, FVLCS did not include the full value of the Group’s planned improvement in cash margins from its value enhancement programmes.

The FVLCS of the aluminium businesses was lower than its carrying value resulting in an impairment to goodwill of US$6,056 million; to intangible assets of US$407 million; to property, plant and equipment of US$4,430 million; to investment in equity accounted units of US$1,310 million, and an adjustment of US$194 million to other assets and liabilities.

A post tax impairment charge of US$2,860 million relating to Rio Tinto Coal Mozambique (‘RTCM’) has been recognised. The valuation of RTCM is based on an assessment of FVLCS derived from discounted future cash flows. In Mozambique, the development of infrastructure to support the coal asset is more challenging than initially anticipated; the Group sought to transport coal by barge along the Zambeze River, however this option did not receive government approval. These infrastructure constraints combined with a downward revision to estimates of recoverable coking coal volumes on the RTCM tenement have led to a reassessment of the overall scale and ramp up schedule of RTCM and consequently to the assessment of its FVLCS. The FVLCS of RTCM was lower than its carrying value resulting in impairment to goodwill of US$541 million; to intangible assets of US$1,581 million; and to investments in equity accounted units of US$1,147 million. All of the goodwill arose in accordance with the IFRS requirement to recognise a deferred tax liability on the difference between the fair value of newly consolidated assets and liabilities and their tax base.

In addition, there was a post tax impairment of US$460 million relating to the Group’s diamond business, all of which related to the Argyle mine, and US$40 million in other net impairments. The impairment to Argyle was triggered by the announcement during the year of the Diamonds strategic review as well as a change to the forecast ramp-up date for the underground mine. In accordance with IAS 36 'Impairment of assets', the recoverable amount of Argyle has been assessed by reference to value in use (‘VIU’) since in the Group’s view this represents the higher recoverable amount. The VIU of Argyle was lower than its carrying value, resulting in an impairment to property, plant and equipment of US$651 million.

With the exception of Argyle, impairment of which was measured based upon an assessment of VIU, in measuring the amount of impairments for 2012 the Group compared carrying values of the relevant business assets with their FVLCS assessed using the methods described above. This is in accordance with IAS 36 since in the Group's view the VIU is either lower than FVLCS or, for assets subject to potential divestment, FVLCS and VIU do not differ significantly.

Evaluating impairment of non-current assets is a judgmental area and the Group’s remaining balances of goodwill, intangible fixed assets and property, plant and equipment remain sensitive to the key assumptions applied in calculating the impairment charges for 2012 described above. Any adverse change to any of the key assumptions could lead to further impairments. Estimates relating to the potential impact of changes to these assumptions will be disclosed in the Group’s Annual Report and Accounts for the year ended 31 December 2012.

For the year ended 31 December 2011 the impairment charge of US$9,290 million comprised: US$8,855 million in relation to the Group’s aluminium businesses, US$344 million to the Group’s diamond businesses and US$91 million to other net impairments.

Continues	Page 30 of 47

Notes to the Group income statement (continued)

(b)

Gains and losses on consolidation and disposal of interests in businesses for the year ended 31 December 2012 relate principally to a gain of US$965 million arising on consolidation of Richards Bay Minerals (‘RBM’) with effect from 3 September 2012 and a US$167 million loss on consolidation of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) on 24 January 2012. Refer to 'Acquisitions and disposals' on pages 40 to 42.

Net profit on disposal of interests in businesses also includes gains and losses arising from the disposal of the Group's Specialty Alumina Division on 1 August 2012, the Alcan Cable North America and Asia businesses on 5 September 2012 and 3 December 2012 respectively, and the Lynemouth Power Station on 19 December 2012.

Profits arising on the disposal of interests in businesses for the year ended 31 December 2011 relate principally to the divestment of the Group's talc business and of its Colowyo mine. Refer to 'Acquisitions and disposals' on page 45.

(c)	Profits on disposal of interests in undeveloped projects in 2012 relate principally to the disposal of the Group's investments in Extract Resources Limited and Kalahari Minerals plc.

(d)

Taxation is net of a credit of US$1,205 million arising from recognition of a deferred tax asset following introduction of the Minerals Resource Rent Tax ('MRRT') on 1 July 2012. Refer to 'Prima facie tax reconciliation' on page 39. (e) For the purposes of calculating basic (loss)/earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,849.1 million (31 December 2011: 1,923.1 million), being the weighted average number of Rio Tinto plc shares outstanding of 1,413.4 million (31 December 2011: 1,487.3 million) and the weighted average number of Rio Tinto Limited shares of 435.8 million (31 December 2011: 435.8 million). In 2012, no Rio Tinto Limited shares were held by Rio Tinto plc (31 December 2011: nil). The (loss)/profit figure used in the calculation of basic and diluted (loss)/earnings per share is based on the (loss)/profit for the year attributable to owners of Rio Tinto.

For the purposes of calculating diluted (loss)/earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated using the treasury stock method.

In accordance with IAS 33 'Earnings per share', the effects of anti-dilutive potential have not been included when calculating diluted loss per share for the year ended 31 December 2012.

Continues	Page 31 of 47

Group statement of comprehensive income
Years ended 31 December
	2012	2011
	US$m	US$m
(Loss)/profit after tax for the year	(3,004)	6,765
Other comprehensive income:
Currency translation adjustment	674	(974)
Currency translation on companies disposed of transferred to the income statement	(3)	46
Cash flow hedge fair value (losses)/gains	(67)	82
Cash flow hedge losses transferred to the income statement	99	141
Gains/(losses) on revaluation of available for sale securities	34	(236)
Gains on revaluation of available for sale securities transferred to the income
statement	(355)	(19)
Actuarial losses on post retirement benefit plans	(420)	(1,956)
Share of other comprehensive (loss)/income of equity accounted units, net of tax	(108)	48
Tax relating to components of other comprehensive income	84	468
Other comprehensive (loss) for the year, net of tax	(62)	(2,400)
Total comprehensive (loss)/income for the year	(3,066)	4,365
– attributable to owners of Rio Tinto	(3,192)	3,504
– attributable to non–controlling interests	126	861

Continues	Page 32 of 47

Group cash flow statement
Years ended 31 December
	2012	2011
	US$m	US$m
Cash flows from consolidated operations (a)	15,928	26,589
Dividends from equity accounted units	522	799
Cash flows from operations	16,450	27,388
Net interest paid	(837)	(613)
Dividends paid to holders of non–controlling interests in subsidiaries	(422)	(548)
Tax paid	(5,823)	(6,197)
Net cash generated from operating activities	9,368	20,030

Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates (b)	(1,336)	(4,156)
Disposals of subsidiaries, joint ventures and associates	251	387
Purchase of property, plant and equipment and intangible assets	(17,458)	(12,335)
Sales of financial assets	693	104
Purchases of financial assets	(50)	(146)
Other funding of equity accounted units	(311)	(745)
Other investing cash flows	37	53
Cash used in investing activities	(18,174)	(16,838)

Cash flows before financing activities	(8,806)	3,192

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(3,038)	(2,236)
Own shares purchased from owners of Rio Tinto	(1,471)	(5,504)
Proceeds from additional borrowings	8,569	4,704
Cash movement on EAU funded balances (c)	–	1,683
Repayment of borrowings	(681)	(496)
Purchase of non–controlling interests (b)	(76)	(2,243)
Proceeds from issue of equity to non–controlling interests (d)	2,945	424
Other financing cash flows	77	242
Net cash flow from financing activities	6,325	(3,426)
Effects of exchange rates on cash and cash equivalents	49	(71)
Net decrease in cash and cash equivalents	(2,432)	(305)
Opening cash and cash equivalents less overdrafts	9,654	9,959
Closing cash and cash equivalents less overdrafts (e)	7,222	9,654

(a) Cash flows from consolidated operations
(Loss)/profit from continuing operations	(2,997)	6,775
Adjustments for:
Taxation	429	6,439
Finance items	(8)	838
Share of profit after tax of equity accounted units	(1,034)	(704)
Impairment after tax of investments in equity accounted units	2,457	592
Gain on consolidation and on disposal of interests in businesses	(845)	(185)
Impairment charges less reversals	13,953	9,174
Depreciation and amortisation	4,441	3,817
Provisions (including exchange differences on provisions)	807	961
Utilisation of provisions	(835)	(627)
Utilisation of provision for post retirement benefits	(670)	(678)
Change in inventories	(326)	(1,000)
Change in trade and other receivables	465	108
Change in trade and other payables	262	1,239
Other items	(171)	(160)
	15,928	26,589

Continues	Page 33 of 47

Group cash flow statement (continued)

(b)

Includes cash flows relating to the Group's acquisition of a controlling interest in Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) on January 24 2012 and of BHP Billiton's interest in Richards Bay Minerals on 3 September 2012.

Cash flows in 2011 relating to the Group's purchase of its 100 per cent interest in Rio Tinto Coal Mozambique (formerly Riversdale Mining Limited) were allocated between investing and financing activities in accordance with the presentation requirements for acquisitions taking place under IAS 7 'Cash flow statements'. Refer to ‘Acquisitions and disposals' on page 43.

(c)	Refer to consolidated net debt note on page 37.

(d)

Cash proceeds from the issue of equity to non-controlling interests include US$1.8 billion from the transfer of a 47 per cent interest in Simfer Jersey Ltd., a Rio Tinto subsidiary, to Chalco Iron Ore Holdings Limited, a consortium led by Chalco (and reimbursing Rio Tinto for historic project costs) plus subsequent cash calls to meet project costs, and US$0.9 billion of proceeds from subscription by non-controlling interests in a rights offering by Turquoise Hill. Refer to the 'Statement of changes in equity’ on page 35, and to 'Acquisitions and disposals' on page 44.

(e)

Closing cash and cash equivalents less overdrafts at 31 December 2012 differs from cash and cash equivalents on the statement of financial position as it includes overdrafts of US$94 million (31 December 2011: US$16 million) reported within 'borrowings and other financial liabilities' and US$234 million (31 December 2011: nil) relating to assets of disposal groups held for sale.

Continues	Page 34 of 47

Group statement of financial position
At 31 December
	2012	2011
	US$m	US$m
Non-current assets
Goodwill	2,774	8,187
Intangible assets	6,628	7,955
Property, plant and equipment	75,131	64,967
Investments in equity accounted units	5,312	9,833
Inves	423	381
Trade and other receivables	2,603	2,365
Deferred tax assets (a)	3,358	1,875
Other financial assets (including tax recoverable and
loans to equity accounted units)	1,151	1,996
	97,380	97,559
Current assets
Inventories	6,136	5,307
Trade and other receivables	5,319	6,058
Tax recoverable	153	278
Other financial assets (including loans to equity accounted units)	533	585
Cash and cash equivalents	7,082	9,670
	19,223	21,898
Assets of disposal groups held for sale (b)	970	88
Total assets	117,573	119,545

Current liabilities
Borrowings and other financial liabilities	(2,228)	(1,447)
Trade and other payables	(9,244)	(9,381)
Tax payable	(827)	(2,651)
Provisions including post retirement benefits	(1,522)	(1,487)
	(13,821)	(14,966)

Non-current liabilities
Borrowings and other financial liabilities	(24,591)	(20,357)
Trade and other payables	(539)	(719)
Tax payable	(383)	(382)
Deferred tax liabilities	(4,736)	(6,210)
Provisions including post retirement benefits	(15,069)	(17,670)
	(45,318)	(45,338)
Liabilities of disposal groups held for sale (b)	(413)	(33)
Total liabilities	(59,552)	(60,337)
Net assets	58,021	59,208

Capital and reserves
Share capital (c)
– Rio Tinto plc	230	234
– Rio Tinto Limited	5,715	5,582
Share premium account	4,244	4,208
Other reserves	14,849	14,731
Retained earnings	21,827	27,784
Equity attributable to owners of Rio Tinto	46,865	52,539
Attributable to non-controlling interests	11,156	6,669
Total equity	58,021	59,208

(a)	A deferred tax asset was recognised following the introduction of Minerals Resource Rent Tax ('MRRT') on 1 July 2012. Refer to 'Prima facie tax reconciliation' on page 39.

(b)	Assets and liabilities held for sale as at 31 December 2012 comprise of Palabora Mining Company ('Palabora') and Zululand Anthracite Colliery. The Group reached a binding agreement to sell its 57.7 per cent interest in Palabora for US$373 million on 11 December 2012.

(c)	At 31 December 2012, Rio Tinto plc had 1,411.3 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 31 December 2012 (31 December 2011: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$20.28 (31 December 2011: US$19.44).

Continues	Page 35 of 47

Group statement of changes in equity
Year ended

31 December 2012
		Attributable to owners of Rio Tinto
	Share	Share	Other	Retained		Non-	Total
	capital	premium	reserves	earnings	Total	controlling	equity
	US$m	US$m	US$m	US$m	US$m	interests	US$m
						US$m
Opening balance	5,816	4,208	14,731	27,784	52,539	6,669	59,208
Total comprehensive loss
for the year (a)	–	–	98	(3,290)	(3,192)	126	(3,066)
Currency translation arising
on Rio Tinto Limited's share
capital	133	–	–	–	133	–	133

Dividends	–	–	–	(3,038)	(3,038)	(422)	(3,460)

Share buyback schemes	(4)	–	4	(764)	(764)	–	(764)

Own shares purchased /
treasury shares reissued for
share options and other
items	–	–	(62)	(41)	(103)	–	(103)

Treasury shares reissued
and other movements	–	36	–	3	39	–	39

Newly consolidated
operations (b), (c)	–	–	–	–	–	2,902	2,902

Change in equity held by Rio
Tinto (d)	–	–	–	1,128	1,128	166	1,294

Equity issued to holders of
non–controlling interests (e)	–	–	–	–	–	1,595	1,595

Employee share options and
other IFRS 2 charges taken
to the income statement	–	–	78	45	123	120	243
Closing balance	5,945	4,244	14,849	21,827	46,865	11,156	58,021

(a)	Refer to Statement of comprehensive income for further details.

(b)	Rio Tinto gained control of the non Oyu Tolgoi LLC ('OT') assets of Ivanhoe Mines Limited ('Ivanhoe') on 24 January 2012 when its share reached 51 per cent. The Group had previously gained control of OT in December 2010 by virtue of contractual rights which permit the exercise of control over certain policies and activities of OT. On 2 August 2012, Ivanhoe was renamed Turquoise Hill Resources Ltd. ('Turquoise Hill'). Within newly consolidated operations, US$2,678 million represents non-controlling interests in the non OT assets, of which US$1,439 million relates to the 49 per cent non-controlling interests' portion of net loans receivable from Rio Tinto Group companies. Refer to 'Acquisitions and disposals' on pages 40 to 41.

(c)	Rio Tinto acquired a controlling interest in RBM, with consolidation effective from 3 September 2012 ('the acquisition date'). US$224 million within newly consolidated operations relates to the provisional fair value of non controlling interests at acquisition date. Refer to 'Acquisitions and disposals' on pages 41 to 42 for further information.

(d)	The majority of the adjustments to equity held by Rio Tinto arise from the Chalco consortium's acquisition of shares in Simfer Jersey Ltd., a Rio Tinto subsidiary, as set out in the Simandou Joint Development Agreement ('SJDA'). The Chalco consortium made a payment of US$1.35 billion on 24 April 2012 in exchange for an equity interest of 47per cent in Simfer Jersey, reimbursing Rio Tinto for historic project costs. The transfer on 24 April 2012 resulted in an adjustment to retained earnings attributable to owners of Rio Tinto of US$1.05 billion, relating to the amount received over Rio Tinto's carrying value of the interest transferred.

(e)	Equity issued to holders of non-controlling interests include US$0.9 billion of proceeds from a rights offering by Turquoise Hill, and cash calls of US$480 million following the transfer described in (d), which resulted in the Chalco consortium being issued with additional equity in proportion to its interest.

Continues	Page 36 of 47

Group statement of changes in equity (continued)
Year ended

31 December 2011

		Attributable to owners of Rio Tinto
						Non-
	Share	Share	Other	Retained		controlling	Total
	capital	premium	reserves	earnings	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Opening balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512
Total comprehensive income
for the year (a)	–	–	(924)	4,428	3,504	861	4,365

Currency translation arising
on Rio Tinto Limited's share
capital	(19)	–	–	–	(19)	–	(19)

Dividends	–	–	–	(2,236)	(2,236)	(548)	(2,784)

Share buyback schemes	(12)		12	(6,210)	(6,210)	–	(6,210)
Own shares purchased /
treasury shares reissued for
share options and other
items	–	(50)	(71)	10	(111)	–	(111)

Newly consolidated
operations	–	–	–	–	–	1,555	1,555

Change in equity held by Rio
Tinto (b), (c), (d)	–	–	–	(793)	(793)	(1,882)	(2,675)

Equity issued to holders of
non–controlling interests	–	–	–	–	–	424	424

Company no longer
consolidated	–	–	–	–	–	(6)	(6)

Employee share options	–	–	71	86	157	–	157
Closing balance	5,816	4,208	14,731	27,784	52,539	6,669	59,208

(a)	Refer to Statement of comprehensive income for further details.

(b)	The purchase of Rio Tinto Coal Mozambique 'RTCM' (formerly Riversdale Mining Limited) was treated as a step acquisition. Non-controlling interests of US$1,498 million arose at the acquisition date, when Rio Tinto’s share in Riversdale reached 52.6 per cent. These non-controlling interests were reversed as Rio Tinto increased its interests in RTCM to 100 per cent. An amount of US$479 million was recognised directly in equity in relation to Rio Tinto’s interests purchased after the acquisition date, representing the excess of consideration paid to acquire these additional shareholdings, over non-controlling interests acquired. Refer to ‘Acquisitions and disposals’ on page 43 for further information.

(c)	A reduction of US$339 million in non-controlling interests arose as Rio Tinto increased its economic share in Oyu Tolgoi through the acquisition of additional interests in Ivanhoe Mines Limited. Adjustments to retained earnings attributable to owners of Rio Tinto of US$129 million related to the aggregate excess of consideration paid for the additional investments in Ivanhoe, over the value of the additional economic share acquired in Oyu Tolgoi. Refer to ‘Acquisitions and disposals’ on pages 40 to 41 for further information.

(d)	In relation to the Group's purchase of an additional stake in Coal & Allied, adjustments to retained earnings of US$185 million were made for the excess of consideration paid to acquire shareholdings of US$45 million from non-controlling interests.

Continues	Page 37 of 47

Reconciliation with Australian Accounting Standards

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union ('EU IFRS'), which differs in certain respects from the version of IFRS that is applicable in Australia, referred to as Australian Accounting Standards (AAS).

Prior to 1 January 2004, the Group's financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group's UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders' funds under AAS include the residue of such goodwill, which amounted to US$535 million at 31 December 2012 (2011: US$537 million).

Save for the exception described above, the Group's financial statements drawn up in accordance with EU IFRS are consistent with the requirements of AAS.

Consolidated net debt
Years ended 31 December

	2012	2011
	Net Debt	Net Debt
	US$m	US$m
Analysis of changes in consolidated net debt (a)
Opening balance	(8,451)	(4,071)
Adjustment on currency translation	(383)	(39)
Exchange gains/(losses) credited/(charged) to the income statement	422	(85)
Cash movements excluding exchange movements	(10,405)	(4,498)
Debt of acquired companies (b)	(540)	-
Other movements	96	242
Closing balance	(19,261)	(8,451)

Total borrowings in the statement of financial position (c)	(26,668)	(21,448)
Derivatives related to net debt (included in 'Other financial assets/liabilities')	294	345
EAU funded balances excluded from net debt	31	2,982
Adjusted total borrowings	(26,343)	(18,121)
Cash and cash equivalents	7,082	9,670
Consolidated net debt	(19,261)	(8,451)

(a)	Consolidated net debt is stated net of the impact of certain funding arrangements relating to EAUs and partially owned subsidiaries (EAU funded balances). This modification is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently on lent by the EAU to a consolidated Group subsidiary. Following consolidation of Turquoise Hill Resources Limited ( ' Turquoise Hill') on 24 January 2012, EAU funded balances in respect of Turquoise Hill and Oyu Tolgoi LLC ('OT') have been eliminated.

(b)	Relates to the consolidation of Turquoise Hill on 24 January 2012 and of Richards Bay Minerals on 3 September 2012. Refer to ‘Acquisitions and disposals’ note on pages 40 to 42.

(c)	Total borrowings are combined with other current financial liabilities of US$23 million (31 December 2011: US$184 million) and non-current financial liabilities of US$128 million (31 December 2011: US$172 million) in the statement of financial position.

Continues	Page 38 of 47

Geographical analysis (by destination)
Years ended 31 December

		Restated (b)		Restated (b)
	2012	2011	2012	2011
	%	%	US$m	US$m
Gross sales revenue by destination (a)
China	32.3	30.9	17,948	20,149
Japan	15.8	16.3	8,787	10,671
Other Asia	15.2	15.8	8,464	10,322
United States of America	12.7	13.8	7,085	9,019
Other Europe (excluding United Kingdom)	11.5	11.6	6,380	7,549
Canada	3.3	2.9	1,823	1,926
Australia	2.6	2.5	1,420	1,643
United Kingdom	1.2	1.4	678	922
Other	5.4	4.8	3,012	3,097
Total	100.0	100.0	55,597	65,298
Share of equity accounted units' sales			(4,630)	(4,761)
Consolidated sales revenue			50,967	60,537

(a)	Gross sales revenue is used by the Group in monitoring business performance (refer to the financial information by business unit on pages 8 to 11).

Gross sales revenue includes the sales revenue of EAUs (after adjusting for sales to subsidiaries) in addition to consolidated sales.

Consolidated sales revenue includes subsidiary sales to EAUs which are not included in gross sales revenue.

(b)	Gross revenue for 2011 has been restated to exclude an amount relating to product sold by the Group to an equity accounted unit and subsequently sold to third parties. The amount was correctly included within consolidated sales revenue for 2011, which remains unchanged.

Continues	Page 39 of 47

Prima facie tax reconciliation

Years ended 31 December

	2012	2011
	US$m	US$m
(Loss)/profit before taxation	(2,568)	13,214
Deduct: share of profit after tax of equity accounted units	(1,034)	(704)
Add: impairment after tax of investments in equity accounted units (a)	2,457	592
Parent companies' and subsidiaries' (loss)/profit before tax	(1,145)	13,102

Prima facie tax payable at UK rate of 24% (2011: 26%)	(275)	3,407
Higher rate of taxation on Australian earnings at 30%	845	759
Impact of items excluded in arriving at Underlying earnings
Impairment charges	1,321	1,909
Gains and losses on disposal of businesses and
on newly consolidated operations	(185)	(30)
Foreign exchange on excluded finance items	(50)	15
Impact of tax law changes on recognition of deferred tax assets (b)	(1,205)	342
Other exclusions	157	(91)
Other tax rates applicable outside the UK and Australia	(71)	112
Resource depletion allowances	(121)	(182)
Research, development and other investment allowances	(57)	(78)
Impact of changes in tax rates and laws	(5)	20
Recognition of previously unrecognised deferred tax assets	(84)	-
Unrecognised current year operating losses	202	272
Withholding taxes	6	27
Other items	(49)	(43)
Total taxation charge (c)	429	6,439

(a)	Impairment in investments in equity accounted units is net of tax credits of US$784 million for the year ended 31 December 2012.

(b)	Minerals Resource Rent Tax ('MRRT') is an additional tax on profits from the mining of iron ore and coal in Australia, which came into effect on 1 July 2012. In computing MRRT liabilities, a deduction is given in respect of the market value of the mining assets as at 1 May 2010. A deferred tax asset is recognised on the temporary difference between the amount that is deductible for tax purposes and the carrying value of the assets in the accounts, to the extent that its recovery is probable. This temporary difference will reverse over the life of the mines.

(c)	This tax reconciliation relates to the Group's parent companies, subsidiaries and proportionally consolidated units. The Group's share of profit of equity accounted units is net of tax charges of US$628 million (31 December 2011: US$507 million).

Continues	Page 40 of 47

Acquisitions and disposals

2012 Acquisitions

Consolidation of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) excluding Oyu Tolgoi LLC

On 17 January 2012, Rio Tinto exercised its subscription right for anti-dilution. The subscription right entitled Rio Tinto to be issued 439,216 new shares in Ivanhoe Mines Limited ('Ivanhoe') at a price of approximately US$19.38 per share, for total consideration of US$8 million, increasing the Group's share in Ivanhoe to 48.97 per cent (from the 48.94 per cent ownership at 31 December 2011) after dilutive activity.

On 24 January 2012 ('the acquisition date'), Rio Tinto purchased 15,100,000 shares of Ivanhoe from the market,(two sellers in a privately negotiated share purchase transaction) to increase its holding in Ivanhoe from 48.97 per cent to 51.01 per cent. The shares were purchased for an aggregate of US$299 million (C$302 million) at a price per share of US$19.79 (C$20.00). After completion of the share purchase, Rio Tinto owned 377,397,658 common shares in Ivanhoe.

The 24 January 2012 acquisition gave Rio Tinto control of the assets in Ivanhoe other than those relating to Oyu Tolgoi LLC ('OT'), which are primarily copper, gold and coal mining properties along with other exploration properties. The Group had previously gained control of OT in December 2010 by virtue of its contractual rights which permit it to exercise control over certain policies and activities of OT.

Rio Tinto's move to a majority stake in Ivanhoe reinforced its commitment to developing OT as a low cost, long life asset in a sustainable and mutually beneficial manner with the Government and people of Mongolia. On 2 August 2012, Ivanhoe was renamed Turquoise Hill Resources Ltd.

100 per cent of the identifiable assets and liabilities of Ivanhoe not related to OT ('non OT assets') were consolidated from 24 January 2012.

The valuation process was complex and provisional fair values on consolidation disclosed at 30 June 2012 have been revised to reflect new information. This has reduced Rio Tinto's share of net assets by US$136 million with the corresponding entry being mainly represented by a US$129 million increase in the loss on consolidation. Final fair values are disclosed below.

US$ m
Property, plant & equipment	1,115
Cash	693
Debt including embedded derivatives related to debt	(377)
Other assets and liabilities	481
Non-controlling interests	(1,239)
Goodwill	166
Net attributable assets including goodwill at the acquisition date	839
Total Consideration:
Fair value of previous Group interest in Turquoise Hill (excluding OT)	678
Cash price for additional two per cent interest	299
Less: cash price attributed to OT	(78)
Less: cash price attributed to loans receivable from less payable to Rio Tinto Group companies	(60)
Total	839
Reconciliation of loss on consolidation
Fair value of previous Group interest in Turquoise Hill (excluding OT)	678
Book value of previous Group interest in Turquoise Hill (excluding OT)	(845)
Loss on consolidation	(167)
Reconciliation of amount included in cash flow statement
Cash price paid for additional two per cent interest	299
Less: Cash acquired on acquisition	(693)
Net cash inflow included in the acquisition of subsidiaries
line in the cash flow statement	(394)

Continues	Page 41 of 47

Acquisitions and disposals (continued)

As required by IFRS 3, the identifiable assets and liabilities exclude balances receivable by Turquoise Hill from OT and balances payable to Rio Tinto by Turquoise Hill. Under IFRS 3, such balances are deemed to be ‘settled’ at acquisition as they eliminate on consolidation. There was, however, no actual settlement of the balances and they remain due and payable. The element of the US$299 million cost of the additional two per cent interest in Turquoise Hill acquired which is deemed to relate to these balances is included in the US$394 million inflow on the acquisition of subsidiaries line of the cash flow statement. Shareholder loans of US$3.3 billion due from OT to Ivanhoe were included in the Group’s external borrowings at 31 December 2011 and there were other less material balances between the non OT assets and Rio Tinto subsidiaries which were included in the Group’s receivables and payables at 31 December 2011. At the date of gaining control these amounts totalled US$2.9 billion and eliminated with the newly consolidated balances of Turquoise Hill. Where applicable, the interest rate payable on these balances was deemed to be a market rate and there was therefore no gain or loss on deemed settlement.

Non-controlling interests arise from the 49 per cent of the non OT assets of Turquoise Hill not owned by Rio Tinto and from the portions of the assets and liabilities of Turquoise Hill subsidiaries not owned 100 per cent by Turquoise Hill. Non controlling interests are recognised at their proportionate share of the fair value of the identifiable assets and liabilities of the companies in which they hold an interest.

Goodwill arising on consolidation of US$166 million comprises control premium of US$129 million and US$37 million calculated in accordance with the requirement in IFRS to recognise a deferred tax liability on the difference between the fair value of newly consolidated assets and liabilities and their tax base. This goodwill is not deductible for tax purposes.

For the period since acquisition, sales revenue and results for the non OT assets were not material to the consolidated income statement. The impact of consolidating the non OT assets on 1 January 2012 rather than 24 January 2012 would also not have been material.

Consolidation of Richards Bay Minerals

On 7 September 2012, Rio Tinto increased its holding in Richards Bay Minerals ('RBM') to 74 per cent with consolidation effective from 3 September 2012, following the completion of its acquisition of BHP Billiton's entire interests including BHP Billiton's 37 per cent indirect equity voting interests in the RBM operating companies. The purchase price paid by Rio Tinto on completion was US$1.7 billion.

The acquisition price was US$1.9 billion before contractual adjustments for cash payments made by RBM to BHP Billiton since the acquisition trigger date of 1 February 2012. This price includes US$0.6 billion for BHP Billiton's 37 per cent equity interest in RBM, US$1.0 billion for a 50 per cent interest in outstanding RBM shareholder financing arrangements and US$0.3 billion for a royalty stream.

The acquisition was the result of BHP Billiton exercising a put option as at 1 February 2012, previously agreed with Rio Tinto as part of RBM's restructuring in 2009.

RBM is a South African mineral sands mining and processing operation located in Kwa-Zulu Natal. It is one of the world's lowest cost producers of titanium dioxide feedstock and has mineral resources to support 20 years of production. Rio Tinto manages the RBM business and markets all of its products.

The remaining 26 per cent of RBM is owned by a consortium of local communities and businesses (24 per cent) and RBM employees (two per cent), in line with South Africa's Broad-Based Black Economic Empowerment ('BBBEE') legislation.

Fair values on consolidation are provisional and will be subject to further review during the 12 months from 3 September 2012, being the effective date of consolidation.

Continues	Page 42 of 47

Acquisitions and disposals (continued)

Provisional
fair value
US$m
Property, plant & equipment	2,663
Inventory	792
Deferred tax liabilities	(957)
Borrowings	(163)
Cash less overdrafts	(7)
Other assets and liabilities	22
Non-controlling interests	(224)
Goodwill	811
Net attributable assets including goodwill at the acquisition date	2,937

Total consideration:
Provisional fair value of previous Group interest in RBM	1,237
Option price	1,700
Total	2,937

Reconciliation of gain on consolidation
Provisional fair value of previous Group interest in RBM	1,237
Book value of previous Group interest owned by Rio Tinto	(258)
Recycled currency translation	(14)
Gain on consolidation	965

Reconciliation of amount included in cash flow statement
Cash price paid under option	1,700
Add: Net overdrafts acquired on acquisition	7
Net cash outflow included in the acquisition of subsidiaries line
in the Group cash flow statement	1,707

The majority of the goodwill arising on consolidation represents the amount calculated in accordance with the requirement in IFRS 3 to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities and their tax base. This goodwill is not deductible for tax purposes.

For accounting purposes, the BBBEE shareholders' interest in RBM is treated as an equity option and has been included in the table of provisional fair values on that basis within the non-controlling interests line.

Sales revenue of US$372 million and loss after tax of US$134 million is included in the 2012 income statement from 3 September 2012. In the period following consolidation of RBM, adjustments were made in respect of inventory on hand at the acquisition date which had been recognised at fair value on consolidation. These adjustments, which included amounts relating to inventory sold since 3 September 2012, totalled US$186 million (net of tax) and have been excluded from Underlying earnings. The pro forma consolidated results of the Group, if control had been gained on 1 January 2012, would have been US$51.9 billion sales revenue and the loss after tax would have been US$2.9 billion. In preparing the pro forma results, revenue and costs have been included from 1 January 2012 and intragroup transactions have been eliminated. A full year’s depreciation has been charged on the provisional fair values determined at 3 September 2012. The actual RBM inventory write down has not been adjusted. A full year's interest has been assumed on the acquisition cost. Tax charge/relief has been assumed where relevant.

Continues	Page 43 of 47

Acquisitions and disposals (continued)

2011 Acquisitions

Rio Tinto Coal Mozambique (formerly Riversdale Mining Limited)

On 8 April 2011, ('the acquisition date'), Rio Tinto acquired a controlling 52.6 per cent interest in Riversdale Mining Limited ('Riversdale') for US$1,713 million (net of cash acquired).

Subsequent to the acquisition date, Rio Tinto continued to increase its interest in Riversdale and on 7 July 2011, its interest increased to 100 per cent; consideration paid for the remaining 47.4 per cent was US$1,977 million. Riversdale was delisted on 7 July 2011 and subsequently renamed Rio Tinto Coal Mozambique ('RTCM'). Due to the mutual proximity of the dates of individual increases in Rio Tinto's shareholding prior to the acquisition date, the transactions were accounted for as an acquisition taking place in only two stages, first the acquisition of a controlling interest on 8 April 2011, and second the purchase of additional interests after the acquisition date.

Provisional fair values on consolidation were determined for RTCM at 30 June 2011. The fair values were finalised by 8 April 2012, 12 months after the acquisition date.

Cash flows relating to the Group's purchase of its interest in RTCM during 2011 were allocated between investing and financing activities in accordance with the presentation requirements for staged acquisitions under IAS 7 'Cash flow statements'.

Hathor Exploration Limited

During 2011, between April and October, Rio Tinto built up a 5.8 per cent interest in Hathor Exploration Limited (‘Hathor’), an uranium exploration company listed on the Toronto Stock Exchange. In October, an all cash offer was made for the remaining shares. On 30 November 2011 the conditions of the offer were satisfied and Rio Tinto acquired a controlling interest of 70.2 per cent of Hathor. By 31 December 2011 the Group's ownership had reached 88.0 per cent; by 12 January 2012 the remaining 12.0 per cent was acquired and Hathor has since been delisted from the Toronto Stock Exchange. Due to the mutual proximity of the dates of individual increases in Rio Tinto's shareholding subsequent to the acquisition date, and before the end of the year, these transactions were accounted for as taking place in one stage, at 30 November ('the acquisition date'), resulting in an ownership interest of 88 per cent being recognised.

Fair values recognised on acquisition were finalised by 30 November 2012, 12 months after the acquisition date.

Goodwill arising on acquisition comprised US$150 million, being Rio Tinto’s 88 per cent share of the amount calculated in accordance with IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities with their tax base.

Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited)

During the year ended 31 December 2011, Rio Tinto increased its ownership of shares in Ivanhoe Mines Limited by 132.7 million, for aggregate consideration of US$1,860 million, increasing its ownership from 40.3 per cent to 49.0 per cent.

Continues	Page 44 of 47

Acquisitions and disposals (continued)

2012 Disposals

Alcan Cable

On 21 May 2012, Rio Tinto reached an agreement to sell Alcan Cable to General Cable Corporation. Divestment of the North American portion was completed on 5 September 2012 for US$171 million, with divestment of the Tianjin, China operation completing on 3 December 2012 for US$58 million. Disposal proceeds include initial working capital adjustments.

Finalisation of working capital adjustment will take place in 2013.

Chalco Joint Venture and Settlement Agreement with Government of Guinea for the Simandou Iron Ore Project

On 24 April 2012, Rio Tinto and Chinalco's listed subsidiary, Chalco, completed the formation of their joint venture ('the JV') to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. To complete their earn in, a consortium led by Chalco made a payment of US$1.35 billion, in line with an agreement reached with Rio Tinto on 29 July 2010.

Rio Tinto and the Chalco consortium now hold a 53 per cent and 47 per cent interest respectively in the JV through their investment in Simfer Jersey Ltd., a Rio Tinto subsidiary; this translates into a 50.35 per cent and 44.65 per cent interest in the Simandou project, through the JV’s 95 per cent interest in Simfer S.A. ('Simfer'), the Rio Tinto subsidiary which currently undertakes the various aspects of the Simandou project. The remaining five per cent is held by the International Finance Corporation, part of the World Bank.

Under the Settlement Agreement signed by Rio Tinto and the Government of Guinea (‘GoG’) on 22 April 2011, the Government has an option to take an interest of up to 35 per cent in Simfer, which will undertake the mining portion of the Simandou project in stages over a 20 year period. The Settlement Agreement also provides for the transfer of ownership of railway and port infrastructure from Simfer to a newly formed Infrastructure SPV ('InfraCo'), with GoG entitled to take a 51 per cent interest in InfraCo. The other Simfer participants will take up an interest in the remaining portion of InfraCo equity in proportion to their relative interests in Simfer.

The infrastructure will be transferred to GoG ownership after 25 to 30 years. Simfer will retain its status as a foundation customer.

Certain provisions of the Settlement Agreement, including the GoG participation regime changes, require amendment to Simfer’s current mining convention ('Mining Convention'), which requires legislative ratification in order for these provisions to have full effect.

Both prior to and post participation by the Chalco consortium and GoG, Rio Tinto will retain control of Simfer and, therefore, the mining portion of the Simandou project. As such, Rio Tinto will continue to consolidate its interest in Simfer as a subsidiary. Contributions to funding made by the Chalco consortium to acquire its interest in the JV by purchasing a 47 per cent interest in Simfer Jersey Ltd during 2012, were credited to equity and included within financing cash flows in the Group cash flow statement. The effect on the Group of the options granted to GoG will be recognised upon legislative ratification of the amendments to the Mining Convention discussed above.

The eventual basis of consolidation of InfraCo remains to be determined pending finalisation of the detailed infrastructure agreements.

Continues	Page 45 of 47

Acquisitions and disposals (continued)

Other disposals

On 1 August 2012, Rio Tinto completed divestment of its Specialty Alumina businesses to H.I.G., and on 19 December 2012 sold the Lynemouth Power Station in Northumberland to RWE. The terms of these transactions are confidential. Together these disposals resulted in a post tax profit of US$16 million.

2011 Disposals

Constellium (formerly Alcan Engineered Products)

On 4 January 2011, Rio Tinto completed the divestment of 61 per cent of Alcan Engineered Products ('AEP') to certain investment funds affiliated with Apollo Global Management, LLC ('Apollo') and the Fonds Strategique d'Investissement ('FSI'). The terms of the transaction are confidential. AEP was rebranded as Constellium on 3 May 2011.

Apollo is now the majority shareholder in Constellium (formerly AEP) with a 51 per cent stake in a new holding company for AEP, with the FSI holding 10 per cent. Rio Tinto holds a 36 per cent stake and accounts for its interest in Constellium as an equity accounted unit.

Divestment of the talc business

On 1 August 2011, Rio Tinto completed the divestment of its talc business to Imerys for gross consideration based on an enterprise value of $340 million before any deductions or tax.

Events after the statement of financial position date
On 13 February 2013, Turquoise Hill signed a binding agreement with Sumeru Gold BV for the sale of its 50 per cent interest in Altynalmas Gold Ltd (‘Altynalmas’), which was acquired with Turquoise Hill on 24 January 2012, for a total cash consideration of US$300 million.

Completion of the transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities. Altynalmas owns the Kyzyl Gold Project in north eastern Kazakhstan. The transaction is expected to close in the second quarter of 2013.

Other than the item above, no events were identified after the statement of financial position date which could be expected to have a material impact on the consolidated preliminary financial statements included in this report.

Accounting policies
The financial information included in this report has been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2012 and in accordance with: applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 22 December 2010 (as amended on 17 February 2012); and Article 4 of the European Union IAS regulation.

The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2011.

Continues	Page 46 of 47

Summary financial data in Australian dollars, Sterling and US dollars

2012		2011		2012		2011			2012		2011
A$m		A$m		£m		£m			US$m		US$m
53,683		63,230		35,082		40,713		Gross sales revenue (a)	55,597		65,298

49,213		58,620		32,161		37,744		Consolidated sales revenue	50,967		60,537

								(Loss)/profit before tax from
(2,480)		12,796		(1,620)		8,239		continuing operations	(2,568)		13,214

								(Loss)/profit for the year from
(2,894)		6,560		(1,891)		4,224		continuing operations	(2,997)		6,775

								Loss for the year from
(7)		(10)		(4)		(6)		discontinued operations	(7)		(10)

								Net (loss)/earnings attributable
(2,887)		5,641		(1,887)		3,632		to Rio Tinto shareholders	(2,990)		5,826

8,983		15,057		5,870		9,695		Underlying earnings (b)	9,303		15,549

								Basic (loss)/earnings per
								ordinary share from continuing
(155.8	)c	293.9	c	(101.8	)p	189.3	p	operations (c)	(161.3	)c	303.5	c

								Basic Underlying earnings per
485.8	c	782.9	c	317.5	p	504.1	p	ordinary share (c)	503.1	c	808.5	c

								Dividends per share to Rio Tinto
								shareholders (d)
152.71	c	111.75	c	103.76	p	72.95	p	– paid	163.5	c	117.0	c
91.67	c	84.20	c	60.34	p	57.33	p	– proposed final dividend	94.5	c	91.0	c

								Cash flow before financing
(8,503)		3,091		(5,557)		1,990		activities	(8,806)		3,192

(18,566)		(8,339)		(11,911)		(5,493)		Net debt	(19,261)		(8,451)

								Equity attributable to Rio Tinto
45,173		51,845		28,981		34,150		shareholders	46,865		52,539
(a)	Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Refer to Geographic analysis by destination on page 38.

(b)	Underlying earnings exclude impairment charges and other net charges of US$12,293 million (2011:US$9,723 million), which are analysed on page 12.

(c)	Basic (loss)/earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

(d)	The financial data above have been extracted from the financial information set out on pages 8 to 11. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

Continues	Page 47 of 47

Metal prices and exchange rates

				Increase/
		2012	2011	(Decrease)

Metal prices – average for the year

Copper	– US cents/lb	361c	400c	(10%)
Aluminium	– US$/tonne	US$2,018	US$2,395	(16%)
Gold	– US$/troy oz	US$1,669	US$1,571	6%
Molybdenum	– US$/lb	US$14	US$16	(13%)

Average exchange rates in US$

Sterling		1.58	1.60	(1%)
Australian dollar		1.04	1.03	1%
Canadian dollar		1.00	1.01	(1%)
Euro		1.29	1.39	(7%)
South African rand		0.12	0.14	(14%)

Period end exchange rates in US$

Sterling		1.62	1.54	5%
Australian dollar		1.04	1.01	3%
Canadian dollar		1.00	0.98	2%
Euro		1.32	1.30	2%
South African rand		0.12	0.12	–

Availability of this report
This report is available on the Rio Tinto website (www.riotinto.com).